DIAMOND HILL investments

# DIAMOND HILL INVESTMENT GROUP, INC.

2007 ANNUAL REPORT

NOTICE OF 2008 ANNUAL MEETING

AND PROXY STATEMENT

DIAMOND HILL INVESTMENTS
ANNUAL LETTER TO SHAREHOLDERS

April 8, 2008

Dear Fellow Shareholders,

“In the long run, delivering excellent investment results for our clients will help to generate growth for our business and attract new clients and additional investments for us to manage.” That may sound familiar to you, and I hope it does because it is the opening sentence from my letter in 2007. I repeat it because I think it states very clearly that our primary objective is to deliver on our promise to clients and because we understand that if we deliver excellent investment results for clients we will most likely grow our business, which helps to satisfy our responsibility to our shareholders.

A focus on the long term is fundamental to everything we do at Diamond Hill. We use rolling five-year periods in quarterly increments for estimating the intrinsic value of securities, and also for measuring the results of our various portfolio strategies. We hire people based on our sense of how they will contribute over the long term, and we seek investors who share our long-term perspective. Interestingly, we operate in an investment environment where many participants talk about the long term but whose actions seem to indicate a short-term orientation. In 2007, for example, we saw our rate of growth slow significantly as the relative performance of our long-short portfolios underperformed for the year, despite an exceptional long-term performance record. We understand this phenomenon, and we are prepared to deal with the consequences of it, but we will never allow the short-term orientation of others to impact our fundamental focus on the long term.

2007 review

The U.S. stock market was up modestly in 2007 — the fifth consecutive year of positive returns for equities. Cumulative gains peaked around mid-year, as problems related to the “housing bubble” revealed in the second half of the year caused much concern, particularly in the financial sector of the economy. Our strategies had mixed results for the calendar year; however, over a five-year period the results continue to be excellent. Our primary corporate objective is to meet our fiduciary duty to clients. Consequently, we are pleased that returns for our clients over the past five years meet this objective.

Not surprisingly, our mixed results coupled with the financial sector concerns led to a slowdown in the growth of new assets under management (AUM). Having begun the year at $3.7 billion in AUM, we reached $4.4 billion by mid-year and then essentially leveled off for the remainder of the year. While we did attract new client assets in the second half, those were offset by concurrent market value declines and some outflows.

Revenues rose to $41 million for 2007 compared with $32 million in 2006, and our operating profit margin rose to 34% versus 31%, both new highs for the company. These are important metrics for estimating our company’s intrinsic value, which I believe grew for the seventh consecutive year.

Building the firm

Building a company that is labor intensive (as opposed to capital intensive) requires attracting and retaining the talented people necessary for various roles in the enterprise. Staffing continued to expand meaningfully in 2007, and for the fifth consecutive year, we had no departures (but one retirement). Much effort and many resources are committed to enhancing our culture and working atmosphere, and these intangibles are also important in growing the intrinsic value of a business. Our marketing and support staff has grown, which should enable us to expand the number of clients and financial intemediaries we can serve. Also very importantly we continue to add talented individuals to our research analyst group, and I think we are developing a research team that will contribute meaningfully to our clients’ investment results, and possibly allow us to expand our strategy offerings. I believe that research is critical to our future. The growth of our research team gives us the additional capacity to follow more companies as potential investments and to build a greater knowledge base and expertise in more industries, which we have confidence will enhance future returns for our clients.

Another intangible is the reputation of the company. Last year our mutual fund family ranked among the very best for stewardship, with an “A” from Morningstar. Morningstar’s stewardship grade represents its analysts’

evaluation of a fund’s corporate culture, board quality, portfolio manager incentives, fees and regulatory history. More than 1,000 funds were evaluated by Morningstar and just 6% of funds received an “A” grade. We believe this validates our client-centric mission and communicates to prospective clients that we take our role as a fiduciary most seriously.

In my March 2007 letter I discussed at length a number of topics that should be of interest to shareholders including our views on the economics of our business and the balancing between owners and employees, a discussion of our objective of growing the intrinsic value of the firm over time, and our views on dividends and stock splits. The letter is archived on our web site at www.diamond-hill.com along with a number of other documents that describe and explain our investment and business philosophies. I strongly urge each shareholder to review my 2007 letter to become familiar with our positions on these important topics.

I am very grateful to all my associates at Diamond Hill. I can honestly say that each member of our team is talented, and I truly enjoy working together with them. Special mention is appropriate for the contributions made by our team of portfolio managers, including Chuck Bath, Chris Bingaman, Bill Dierker, Kent Rinker, Tom Schindler, Chris Welch and Bill Zox. Their experience, skill and leadership are invaluable. Particular note is offered to Chuck and the Large Cap Fund he manages, which ranks among the very best for the five years he has been at the helm, far exceeding the returns for some better known competitors. Chuck’s contribution to other strategies has been very important as well, and it is accurate to say that his cumulative efforts during the past five years have added significant value to what Diamond Hill is today.

Again, I would like to thank all my colleagues and our Board of Directors for their efforts and support and reaffirm that all of us at Diamond Hill Investment Group will continue our mission to build an excellent investment management firm for clients and owners alike.

Sincerely,

R. H. Dillon
Chief Executive Officer

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215

April 8, 2008

Dear Shareholders:

We cordially invite you to attend the 2008 Annual Meeting of Shareholders of Diamond Hill Investment Group, Inc. (the “Company”), to be held at the Founders Club at Nationwide Arena located at 200 West Nationwide Boulevard, Columbus, Ohio 43215, on Thursday, May 22, 2008, at 1:00 p.m. Eastern Daylight Savings Time.

The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the meeting. During the meeting, we will also report on the operations of the Company and directors and officers of the Company will be present to respond to any appropriate questions you may have. On behalf of the Board of Directors, we urge you to sign, date and return the enclosed proxy card as soon as possible, even if you currently plan to attend the Annual Meeting. This will not prevent you from voting in person but will assure that your vote is counted if you are unable to attend the meeting. Your vote is important, regardless of the number of shares you own.

Sincerely,

R. H. Dillon
President & CEO

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 22, 2008

Notice is hereby given that the 2008 Annual Meeting of Shareholders (the “Annual Meeting”) of Diamond Hill Investment Group, Inc. (the “Company”), will be held at the Founders Club at Nationwide Arena located at 200 West Nationwide Boulevard, Columbus, Ohio 43215, on Thursday, May 22, 2008, at 1:00 p.m. Eastern Daylight Savings Time to consider and act upon the following matters:

1. To elect seven directors to serve on the Company’s Board of Directors;

2. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Action may be taken on the foregoing proposals at the Annual Meeting or at any adjournment of the Annual Meeting. The Board of Directors has fixed the close of business on April 2, 2008, as the record date for determination of the shareholders entitled to vote at the Annual Meeting and any adjournments thereof. You are requested to complete and sign the enclosed form of proxy, which is solicited by the Company’s Board of Directors, and to mail it promptly in the enclosed envelope. Alternatively, you may vote by phone by using the control number identified on your proxy or electronically over the Internet in accordance with the instructions on your proxy. Returning the enclosed proxy card, or transmitting voting instructions electronically through the Internet or by telephone, does not affect your right to vote in person at the Annual Meeting. If you attend the Annual Meeting, you may revoke your proxy and vote in person if your shares are registered in your name.

THE PROMPT RETURN OF YOUR PROXY WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO OBTAIN A QUORUM. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ALTERNATIVELY, REFER TO THE INSTRUCTIONS ON THE PROXY CARD TO TRANSMIT YOUR VOTING INSTRUCTIONS VIA THE INTERNET OR BY TELEPHONE.

By order of the Board of Directors

James F. Laird
Secretary

Columbus, Ohio
April 8, 2008

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215

PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS OF
DIAMOND HILL INVESTMENT GROUP, INC.
TO BE HELD ON MAY 22, 2008

This Proxy Statement is being furnished to the shareholders of Diamond Hill Investment Group, Inc., an Ohio corporation (“we,” “us” or the “Company”), in connection with the solicitation of proxies by our Board of Directors (the “Board”) for use at our 2008 Annual Meeting of Shareholders (the “Annual Meeting”) to be held on May 22, 2008, and any adjournment thereof. A copy of the Notice of Annual Meeting accompanies this Proxy Statement. This Proxy Statement and the enclosed proxy are first being mailed to shareholders on or about April 8, 2008. Only shareholders of record at the close of business on April 2, 2008, the record date for the Annual Meeting, are entitled to notice of, and to vote at, the Annual Meeting.

The purposes of this Annual Meeting are:

(1) To elect seven directors for one-year terms;

(2) To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Those common shares represented by (i) properly signed proxy cards or (ii) properly authenticated voting instructions recorded electronically via the Internet or by telephone, and that are received prior to the Annual Meeting and not revoked will be voted by the proxies at the Annual Meeting as directed by the shareholders. If a shareholder submits a valid proxy and does not specify how the common shares should be voted, they will be voted FOR the election of Lawrence E. Baumgartner, R. H. Dillon, David P. Lauer, Dr. James G. Mathias, David R. Meuse, Diane D. Reynolds and Donald B. Shackelford as directors of the Company. The proxies will use their best judgment regarding other matters that properly come before the Annual Meeting.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Q:	When and where will the Annual Meeting take place?

A:	The Annual Meeting will be held at the Founders Club at Nationwide Arena located at 200 West Nationwide Boulevard, Columbus, Ohio 43215, on Thursday, May 22, 2008, at 1:00 p.m. Eastern Daylight Savings Time. Shareholders may also listen live to the Annual Meeting via audio conference by calling 800-446-1671, and enter confirmation number 21289289 and can view presentation materials in the “News and Updates” section of our website, http://www.diamond-hill.com.

Q:	What may I vote on?

A:	You may vote on the election of the seven nominees for election to our Board.

Q:	How does the Board recommend I vote?

A:	The Board recommends that you vote FOR the election of the seven nominees.

Q:	What do I need to do now?

A:	After carefully reading this Proxy Statement, indicate on the enclosed proxy card how you want your shares to be voted and sign and mail the proxy promptly in the enclosed envelope. Alternatively, you may vote by phone by using the control number identified on your proxy, or vote electronically by Internet in accordance with the instructions on your proxy. The deadline for transmitting voting instructions electronically via the Internet or telephonically is 11:59 p.m., Eastern Daylight Savings Time, on May 21, 2008. The Internet and telephone voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions and to confirm that shareholders’ voting instructions have been properly recorded. If you vote by phone or over the Internet you do not need to return a proxy card. You should be aware that if you vote over the Internet or by phone, you may incur costs associated with electronic access, such as usage charges from Internet service providers and telephone companies.

Q:	What does it mean if I get more than one proxy card?

A:	If your shares are registered differently and are in more than one account, you will receive more than one proxy card. If you intend to vote by mail, sign and return all proxy cards to ensure that all your shares are voted. If you are a record holder and intend to vote by telephone or via the Internet, you must do so for each individual proxy card you receive.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Many shareholders are beneficial owners, meaning they hold their shares in “street name” through a stockbroker, bank or other nominee. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. For shares registered directly in your name with our transfer agent, you are considered the shareholder of record and we are sending this Proxy Statement directly to you. As a shareholder of record, you have the right to vote in person at the Annual Meeting or you may grant your proxy directly to the Company by completing, signing and returning the enclosed proxy card, or transmitting your voting instructions via the Internet or by phone.

Beneficial Owner. For shares held in “street name,” you are considered the beneficial owner and this Proxy Statement is being forwarded to you by your broker or other nominee, who is the shareholder of record. As the beneficial owner, you have the right to direct your broker or other nominee on how to vote your shares. Your broker or nominee will provide you with information on the procedures you must follow to instruct the record holder how to vote your shares or how to revoke previously given voting instructions.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares in the manner you instruct, and you should follow the directions provided to you by your broker regarding how to instruct your broker to vote your shares. However, if you do not provide voting instructions to your broker, it may vote your shares in its discretion on certain “routine” matters. The

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election of directors is considered routine and if you do not submit voting instructions, your broker may choose, in its discretion, to vote or not vote your shares on the nominees for director.

Q:	May I revoke my proxy or change my vote after I have mailed a proxy card or voted electronically via the Internet or by telephone?

A:	Yes. You can change your vote at any time before your proxy is voted at the Annual Meeting. If you are the record holder of the shares, you can do this in three ways:

• send us a written statement that you would like to revoke your proxy, which we must receive prior to the start of voting at the Annual Meeting;

• send our Secretary a newly signed and later-dated proxy card, which we must receive prior to the start of voting at the Annual Meeting, or submit later-dated electronic voting instructions over the Internet or by telephone no later than 11:59 p.m. on May 21, 2008; or

• attend the Annual Meeting and revoke your proxy in person prior to the start of voting at the Annual Meeting or vote in person at the Annual Meeting (attending the Annual Meeting will not, by itself, revoke your proxy or a previous Internet or telephonic vote).

If you are a beneficial owner, you may change your vote by submitting new voting instructions to your broker or nominee, and you should review the instructions provided by your broker or nominee to determine the procedures you must follow.

Q:	Can I vote my shares in person at the Annual Meeting?

A:	You may vote shares held of record in person at the Annual Meeting. If you choose to attend, please bring the enclosed proxy card or proof of identification. If you are a beneficial owner and you wish to attend the Annual Meeting and vote in person, you will need a signed proxy from your broker or other nominee giving you the right to vote your shares at the Annual Meeting.

Q:	How will my shares be voted if I submit a proxy without voting instructions?

A:	If you submit a proxy and do not indicate how you want to vote, your proxy will be voted FOR the election of the seven director nominees.

Q:	Who can answer my questions about how I can submit or revoke my proxy or vote by phone or via the Internet?

A:	If you are a record shareholder and have more questions about how to submit your proxy, please call our Secretary, James F. Laird, at (614) 255-3353. If you are a beneficial owner, you should contact your broker or other nominee to determine the procedures your must follow.

THE ANNUAL MEETING

The Annual Meeting will be held at the Founders Club at Nationwide Arena located at 200 West Nationwide Boulevard, Columbus, Ohio 43215, on Thursday, May 22, 2008, at 1:00 p.m. Eastern Daylight Savings Time. The purposes of the Annual Meeting are (i) to elect seven directors to serve for one-year terms; and (ii) to transact such other business as may properly come before the Annual Meeting or any adjournment thereof. We are not currently aware of any other matters that will come before the Annual Meeting.

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PROCEDURAL MATTERS

Record Date

Only our shareholders of record at the close of business on April 2, 2008, the record date for the Annual Meeting, will be entitled to vote at the Annual Meeting. As of the record date, there were 2,371,200 of our common shares outstanding and entitled to vote at the Annual Meeting.

Proxy

Your shares will be voted at the Annual Meeting as you direct on your signed proxy card or in your telephonic or Internet voting instructions. If you submit a proxy without voting instructions, it will be voted FOR the election of Lawrence E. Baumgartner, R. H. Dillon, David P. Lauer, Dr. James G. Mathias, David R. Meuse, Diane D. Reynolds and Donald B. Shackelford as directors of the Company. The proxies will vote in their discretion on other matters that properly come before the Annual Meeting.

Voting

Each outstanding share may cast one vote on each separate matter of business properly brought before the Annual Meeting. A plurality of the votes duly cast is required for the election of directors, and the seven nominees receiving the most votes will be elected. Boxes and a designated space are provided on the proxy card for shareholders to mark if they wish to withhold authority to vote for one or more nominees.

A shareholder voting in the election of directors may cumulate such shareholder’s votes and give one candidate a number of votes equal to (i) the number of directors to be elected (seven), multiplied by (ii) the number of shares held by the shareholder, or may distribute such shareholder’s total votes among as many candidates as the shareholder may select. However, no shareholder shall be entitled to cumulate votes unless the candidate’s name has been placed in nomination prior to voting and a shareholder, has given us notice at least 48 hours prior to the Annual Meeting of the intention to cumulate votes. The proxies we are soliciting include the discretionary authority to cumulate votes. If cumulative voting occurs at the Annual Meeting, the proxies intend to vote the shares represented by proxy in a manner to elect as many of the seven director nominees as possible. Cumulative voting only applies to the election of directors. On all other matters each share has one vote.

Abstentions; Broker Non-Votes; Effect

Shares held in street name and not voted by broker-dealers are referred to as broker “non-votes.” However, broker-dealers who hold their customers’ shares in street name may, under the applicable rules of the self-regulatory organizations of which they are members, vote the shares they hold for beneficial owners on routine matters. The election of directors is considered routine. Because a plurality of the votes duly cast is required for the election of directors, neither abstentions nor broker non-votes will have any impact on the election of directors.

If you hold shares in street name, the Board encourages you to instruct your broker or other nominee as to how to vote your shares.

Quorum

We can conduct business at the Annual Meeting only if holders of a majority of our outstanding shares entitled to vote are present, either in person or by proxy. Abstentions and broker non-votes will be counted in determining whether a quorum is present. In the event that a quorum is not present at the time the Annual Meeting is convened, a majority of the shares represented in person or by proxy may adjourn the Annual Meeting to a later date and time, without notice other than announcement at the Annual Meeting. At any such adjournment of the Annual Meeting at which a quorum is present, any business may be transacted which might have been transacted at the Annual Meeting as originally called.

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Solicitation; Expenses

We will pay all expenses of the solicitation of the proxies for the Annual Meeting, including the cost of preparing, assembling and mailing the Notice, form of proxy and Proxy Statement, postage for return envelopes, the handling and expenses for tabulation of proxies received, and charges of brokerage houses and other institutions, nominees or fiduciaries for forwarding such documents to beneficial owners. We will not pay electronic access charges associated with Internet or telephonic voting. Our officers, directors and employees may also solicit proxies in person or by telephone, facsimile or e-mail.

No person is authorized to give any information or to make any representation not contained in this Proxy Statement, and you should not rely on any such information or representation. This Proxy Statement does not constitute the solicitation of a proxy in any jurisdiction from any person to whom it is unlawful to make such proxy solicitation in such jurisdiction. The delivery of this Proxy Statement shall not, under any circumstances, imply that there has not been any change in the information set forth herein since the date of this Proxy Statement.

Requests for Proxy Statement and Annual Report on Form 10-K

Our Annual Report on Form 10-K for the year ended December 31, 2007, including our audited consolidated financial statements, accompanies this Proxy Statement but is not a part of the proxy solicitation material. We are delivering a single copy of this Proxy Statement and the Form 10-K to multiple shareholders sharing an address unless we have received instructions from one or more of the shareholders to the contrary. We will promptly deliver a separate copy of the Proxy Statement and/or Form 10-K, at no charge, upon receipt of a written or oral request by a record shareholder at a shared address to which a single copy of the documents was delivered. Written or oral requests for a separate copy of the documents, or to provide instructions for delivery of documents in the future, may be directed to James F. Laird, Secretary of the Company, at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Our common shares are our only outstanding voting securities. The following table sets forth, as of April 2, 2008, certain information concerning share ownership and the percentage of voting power (assuming exercise of all options which are currently exercisable or that will be exercisable in the next 60 days) of (a) all persons known by us to own beneficially five percent or more of our outstanding shares, (b) each director and director nominee, (c) our Chief Executive Officer and Chief Financial Officer (each, a “Named Executive Officer”), and (d) our executive officers and directors as a group. Unless otherwise indicated, the named persons exercise sole voting and investment power over the shares, which are shown as beneficially owned by them.

	Amount and Nature of Beneficial Ownership
			Common Shares
			Which Can Be
			Acquired
	Common		Upon Exercise of
	Shares		Options or
	Presently		Warrants Exercisable		Percent of
Name and Address of Beneficial Owner	Held		Within 60 Days	Total	Class(2)

Directors, Director Nominee, and Named Executive Officers(1)
Lawrence E. Baumgartner	—		—	—	0.0%
R. H. Dillon	170,264	(3)	—	170,264	7.2%
James F. Laird	55,688	(4)	2,500	58,188	2.4%
David P. Lauer	4,210		—	4,210	**
Dr. James G. Mathias	34,345		6,000	40,345	1.7%
David R. Meuse	44,428		—	44,428	1.9%
Diane D. Reynolds	1,710		—	1,710	**
Donald B. Shackelford	5,730		—	5,730	**
All directors and executive officers as a group (7 persons)(8)	316,375		8,500	324,875	13.7%
5% Beneficial Owners
Ascend Advisory Group, LLC(5)	307,872		—	307,872	12.9%
7600 Olentangy River Rd. Suite 200 Columbus, Ohio 43235
Bares Capital Management, Inc.(6)	194,839		—	194,839	8.2%
221 W. 6th Street Suite 1225 Austin, Texas 7870
Arrow Capital Management, LLC(7)
Alexandre von Furstenberg(7)
Mel Serure(7)	149,670		—	149,120	6.3%
499 Park Avenue New York, New York 10022

**	Represents ownership of less than 1% of our outstanding common shares.

(1)	Each of our officers and directors may be reached at our address at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

(2)	The percent of class is based upon (a) the number of shares owned by the named person plus the number of shares the named person has the right to acquire upon the exercise of options or warrants exercisable within 60 days of April 2, 2008, divided by (b) the total number of shares which are issued and outstanding as of April 2, 2008 (2,371,200 shares), plus the total number of shares, if any, the named person has the right to acquire upon the exercise of options or warrants exercisable within 60 days of April 2, 2008.

(3)	Includes 400 shares held in our 401(k) plan, over which the Trustees of the 401(k) Plan possess the voting power and which are subject to restrictions on the power to dispose of these shares.

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(4)	Includes 1,324 shares held in our 401(k) plan, over which the Trustees of the 401(k) Plan possess the voting power and which are subject to restrictions on the power to dispose of these shares.

(5)	Based on information contained in a Schedule 13G/A, Amendment No. 1, filed with the Securities and Exchange Commission (“SEC”) on February 15, 2008, by Ascend Advisory Group, LLC. In this Schedule 13G/A, Ascend Advisory Group, LLC reported shared dispositive power over 307,872 of our shares.

(6)	Based on information contained in a Schedule 13G/A, Amendment No. 1, filed with the SEC on February 15, 2008, by Bares Capital Management, Inc. In this Schedule 13G/A, Bares Capital Management, Inc. reported shared voting and shared dispositive power over 193,327 of our shares, and sole voting and sole dispositive power over 1,512 of our shares.

(7)	Based on information contained in a Schedule 13G/A, Amendment No. 1 filed with the SEC on February 13, 2008, by Arrow Capital Management, LLC, Alexandre von Furstenberg and Mel Serure. In this Schedule 13G/A, Arrow Capital Management, LLC and Mel Serure each reported shared voting and shared dispositive power over 147,120 of our shares, and Alexandre von Furstenberg reported shared voting and shared dispositive power over 147,120 of our shares and sole voting and sole dispositive power over 2,550 of our shares.

(8)	Directors and Named Executive Officers listed in the table, together with all other employees of Diamond Hill Investment Group, Inc., collectively own or have the right to acquire 32% of the Company.

PROPOSAL 1 — ELECTION OF DIRECTORS

Our Board guides our strategic direction and oversees our management. All of our directors are elected annually. The Board is currently comprised of R. H. Dillon, David P. Lauer, Dr. James G. Mathias, David R. Meuse, Diane D. Reynolds and Donald B. Shackelford, each of whom has been nominated for reelection to the Board to hold office for terms expiring at the next annual meeting of shareholders and when their successors are duly elected and qualified.

On February 28, 2008, the Board increased the size of our Board from six to seven members, and has nominated Lawrence E. Baumgartner for election at the Annual Meeting to fill this newly created seat. Mr. Baumgartner was known to, and recommended as a director candidate by, both our CEO and our Chairman, who is an independent director. The Board has determined that, with the exception of Mr. Dillon, all of our current directors are, and upon election Mr. Baumgartner would be, independent under the rules and independence standards of the Securities and Exchange Commission (the “SEC”) and The NASDAQ Stock Market (“NASDAQ”). There are no family relationships among the directors and executive officers of the Company.

A proposal to elect these seven nominees will be presented to the shareholders at the Annual Meeting. Information regarding the nominees, including their ages, length of service on the Board, where applicable, and relevant business experience for the past five years is set forth below.

		Position(s) Held	Director of
		with the	the Company	Nominee
		Company and	Continuously	for Term
Nominee	Age	Principal Occupation(s)	Since	Expiring in

Lawrence E. Baumgartner	49	Private investor since December 2004. Chief Investment Officer of equity securities for Banc One Investment Advisors from February 2003 until December 2004 responsible for management of more than $37 billion in assets. Mr. Baumgartner also holds the Chartered Financial Analyst designation.(1)	—	2009
R.H. Dillon	51	President and CEO of the Company since 2000; Director of the Company; Chief Investment Officer of Diamond Hill Capital Management, Inc., a wholly-owned subsidiary of the Company. Mr. Dillon also holds the Chartered Financial Analyst designation.(2)	2001	2009

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		Position(s) Held	Director of
		with the	the Company	Nominee
		Company and	Continuously	for Term
Nominee	Age	Principal Occupation(s)	Since	Expiring in

David P. Lauer, CPA	65	Director of the Company; Self-employed Certified Public Accountant since 2001; President and Chief Operating Officer of Bank One — Columbus, NA from June 1997 until his retirement in January 2001; Certified Public Accountant since 1968(3)	2002	2009
Dr. James G. Mathias	55	Director of the Company; Veterinarian and owner of Tipp City Veterinary Hospital and Wellness Center since 1988(4)	1993	2009
David R. Meuse	62	Director of the Company; Principal of Stonehenge Financial Holdings, Inc., Columbus, Ohio, investment bankers, since 1999(5)	2000	2009
Diane D. Reynolds	48	Director of the Company; Partner with the law firm of Taft, Stettinius & Hollister LLP since June 2006; General Counsel of Estate Information Services, LLC and of counsel with Taft, Stettinius & Hollister LLP from June 2005 to June 2006; Partner with Taft, Stettinius & Hollister LLP from 2004 to 2005; Partner with the law firm of Benesch, Friedlander, Coplan & Aronoff, LLP from 2000 to 2004(6)	2001	2009
Donald B. Shackelford	75	Director of the Company; Chairman of the Board of Fifth Third Bank, Central Ohio since 1998(7)	2005	2009

(1)	Mr. Baumgartner also serves on the Investment Committee of the Columbus Foundation and the Columbus Zoo and Aquarium Endowment.

(2)	Mr. Dillon also serves on the boards of Ohio Dominican University and A Call to College.

(3)	Mr. Lauer also serves on the boards of Evans Capital Corp., Huntington Bancshares, R. G. Barry Corporation, Wendy’s International, Inc., Tim Hortons Inc., W.W. Williams Company, and Online Computer Library.

(4)	Mr. Mathias also serves on the Veterinary Advisory Board of the Iams Company.

(5)	Mr. Meuse also serves on the boards of State Auto Financial Corporation, Central Benefits Mutual Insurance Company, ORIX USA Corporation, The Columbus Foundation, The Columbus Partnership, Kenyon College, Diamond Cellar, Stonehenge Financial Holdings, Inc., Stonehenge Securities, Inc. and Skybus Airlines, Inc.

(6)	Ms. Reynolds also serves on the board of Estate Information Services, LLC.

(7)	Mr. Shackelford also serves on the boards of The Progressive Corporation, Granville Golf Course Company, Heads & Threads International, LLC, Lowell Group and The Affordable Housing Trust of Columbus and Franklin County.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF LAWRENCE E. BAUMGARTNER, R. H. DILLON, DAVID P. LAUER, DR. JAMES G. MATHIAS, DAVID R. MEUSE, DIANE D. REYNOLDS AND DONALD B. SHACKELFORD AS DIRECTORS OF THE COMPANY.

CORPORATE GOVERNANCE

The Board held a total of four meetings during the year ended December 31, 2007. The Board has three standing committees: the Executive Committee, the Audit Committee and the Compensation Committee. Each director attended at least 75% of the aggregate of (a) the total number of Board meetings held during the period for which he or she has been a director during the last fiscal year, and (b) the total number of meetings held by all

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committees of the Board on which he or she served during the periods that he or she served during the last fiscal year.

Director Independence

The Board has determined that, with the exception of Mr. Dillon, (i) none of our directors, has any relationship with the Company that would interfere with him or her carrying out the duties of a director and (ii) all of our directors, are independent under the rules and independence standards of the SEC and NASDAQ. In making its determination, the Board did not consider any relationships between the Company and any of our independent directors that are not disclosable under Item 404 of SEC Regulation S-K.

Director Nomination Process

Given the relatively small size of the Company and our Board, we do not believe that a standing nominating committee is necessary. All of our directors participate in the consideration of director nominees, with nominees recommended for the Board’s selection by a majority of our independent directors. All of our directors, other than Mr. Dillon, are independent under the rules and independence standards of the SEC and NASDAQ. Although we do not have a formal charter governing the nomination of directors, we do have certain criteria that the Board uses to assess potential directors, including significant skill and experience in financial services, investments, accounting, marketing, operations, legal matters or in other areas that are important to our success.

The Board process for identifying and evaluating nominees is generally as follows: In the case of an incumbent director whose term of office is set to expire, the Board reviews the director’s overall service to the Company during his or her term, including the number of meetings attended, level of participation and quality of performance. In the case of new director candidates, the Board determines whether the nominee is independent and whether the new director must be independent for us to remain in compliance with NASDAQ rules. Incumbent directors will be nominated for reelection or, if the Board feels a new director is necessary or desirable, it will use its network of contacts to compile a list of potential candidates. The Board then meets to discuss and consider each candidate’s qualifications, and the independent directors choose the nominees by majority vote.

The Board policy regarding the consideration of director candidates recommended by shareholders, is to evaluate such recommendations on a case-by-case basis. The Board will consider shareholder recommendations for directors, and does not alter the manner in which it evaluates candidates, including the criteria set forth above, based upon the source of the recommendation. Shareholder recommendations for Board candidates must be directed in writing to the Company at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215, Attention: Secretary, and must include the candidate’s name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and us within the last three years, and evidence of the recommending person’s ownership of our common shares.

Executive Committee

The Executive Committee is authorized, when it is not practical or in the Company’s best interest to wait until a Board meeting for approval, to take any and all actions or incur any obligations which could be taken by the full Board. The members of the Executive Committee as of December 31, 2007, were Mr. Meuse, the Chair, and Dr. Mathias. The Executive Committee did not meet during the year ended December 31, 2007.

Audit Committee

The Audit Committee engages our independent registered public accounting firm and reviews and approves the scope and results of any outside audit of the Company and the fees therefore and generally oversees our auditing and accounting matters. The Audit Committee also reviews all related person transactions for potential conflicts of interest situations on an ongoing basis, and all such transactions are approved by the Audit Committee. Additional information on the approval of related person transactions is available under the heading “Certain Relationships and Related Person Transactions” below. The Audit Committee’s responsibilities are outlined further in its written charter, a copy of which is available on the “Investor Relations” page of our website, http://www.diamond-hill.com.

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The Audit Committee is comprised of Mr. Lauer, Dr. Mathias and Ms. Reynolds, each of whom qualifies as independent under the rules and independence standards of the SEC and NASDAQ. The Board has determined that Mr. Lauer, the Chair of the Audit Committee, is a “financial expert” as defined by applicable SEC rules. The Audit Committee met four times during the year ended December 31, 2007, and its report relating to the Company’s 2007 fiscal year appears below under the heading “AUDIT COMMITTEE MATTERS.”

Compensation Committee

The Compensation Committee is comprised of Mr. Lauer, Mr. Shackelford and Ms. Reynolds, each of whom is independent under NASDAQ and SEC rules, is a “non-employee” director under SEC rules and is an “outside director” under applicable tax laws. Mr. Shackelford serves as the Chair of the Compensation Committee. The Compensation Committee is organized and conducts its business pursuant to a written charter adopted by the Board, a copy of which is available on the “Investor Relations” page of our website, http://www.diamond-hill.com.

The Compensation Committee reviews and approves the Company’s executive compensation policy, evaluates the performance of our executive officers in light of corporate goals and objectives approved by the Compensation Committee, approves the annual salary, bonus, stock options and other benefits, direct and indirect, of our other senior employees, makes recommendations to the full Board with respect to incentive-compensation plans and equity-based plans and determines director and committee member/chair compensation for non-employee directors. The Compensation Committee also administers the Company’s equity and other incentive plans. The Compensation Committee met four times during the 2007 fiscal year. A description of the Company’s processes and procedures for the consideration and determination of executive officer compensation are discussed under the heading “Compensation Discussion and Analysis” below.

Director Compensation

During the 2007 fiscal year, our non-employee directors received an annual retainer of $30,000, which was paid entirely in our shares, and an additional quarterly cash retainer of $2,000. The Chairs of the Board, Audit Committee and Compensation Committee each receive an additional quarterly cash retainer of $1,250. Members of the Audit Committee and Compensation Committee, including the Chairs, received $1,000 for each meeting attended. Directors are also eligible for participation in the Company’s 2005 Employee and Director Equity Incentive Plan.

The following table sets forth information regarding the compensation we paid to our directors during 2007. Mr. Dillon, our President and Chief Executive Officer, does not receive any compensation for his service as a director.

					Change in
					Pension Value
					and
					Nonqualified
	Fees Earned			Non-Equity	Deferred
	or Paid	Stock	Option	Incentive Plan	Compensation	All Other
Name	in Cash(1)	Awards(2)	Awards	Compensation	Earnings	Compensation	Total

David P. Lauer	$22,000	$30,000	—	—	—	—	$52,000
David R. Meuse	$13,000	$30,000	—	—	—	—	$43,000
Dr. James G. Mathias	$13,000	$30,000	—	—	—	—	$43,000
Diane D. Reynolds	$17,000	$30,000	—	—	—	—	$47,000
Donald B. Shackelford	$17,000	$30,000	—	—	—	—	$47,000

(1)	Consists of cash retainer fees of $5,000 for the Chairs of the Board, Audit Committee and Compensation Committee, quarterly cash retainer of $2,000 for each board member, and a per Committee meeting fee of $1,000.

(2)	The amount shown is the expense, determined under Statement of Financial Accounting Standards No. 123R (“FAS 123R”), incurred by us and recognized in our financial statements in 2007 for awards granted to our directors. On January 31, 2007, each director received a grant of 305 of our shares for service as a non-employee director, which had a value of $30,000 based on our market price on that date. These shares were granted under our 2005 Employee and Director Equity Incentive Plan. For more information on the expensing of these awards,

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please see note 5 to our consolidated financial statements contained in our Form 10-K for the year ended December 31, 2007.

Communications Between Shareholders and the Board

Given our relatively small size, the relatively small number of record holders of our shares, and the Board’s consistent practice of being open to receiving direct communications from our shareholders, the Board believes that it is not necessary to implement, and we do not have, a formal process for shareholders to send communications to the Board. Our practice is to forward any communication addressed to the Board or to the director or group of directors identified in the communication.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has been an officer or employee of the Company or has had any relationship requiring disclosure by us under Item 404 of SEC Regulation S-K. In addition, no member of the Compensation Committee is employed by a company whose board of directors includes a member of our management.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, a copy of which is filed as an exhibit to our Form 10-K filed with the SEC.

Director Attendance at Annual Meetings

We do not have a formal policy regarding director attendance at annual meetings of shareholders, although all directors are encouraged to attend. All of our directors attended the 2007 Annual Meeting of Shareholders.

Director Attendance at Board and Committee Meetings

The table below summarizes each Director’s attendance at Board and Committee meetings during 2007.

					Compensation
	Board		Audit Committee		Committee
	Held	Attended	Held	Attended	Held	Attended

R. H Dillon	4	4	NA	NA	NA	NA
David P. Lauer	4	4	4	4	4	4
Dr. James G. Mathias	4	4	4	4	NA	NA
David R. Meuse	4	4	NA	NA	NA	NA
Diane D. Reynolds	4	4	4	4	4	4
Donald B. Shackelford	4	4	NA	NA	4	4

NA — Board member was not a member of the respective committee

Certain Relationships and Related Person Transactions

Our Board recognizes that related person transactions present a heightened risk of conflicts of interest. However, we currently have no related person transactions reportable pursuant to Item 404(a) of SEC Regulation S-K, and have not had any such transactions in the recent past. As such, we do not believe it is necessary to have a written policy specifically dealing with related person transactions. Our Audit Committee reviews any potential related person transactions as they arise and are reported to the Board or the Audit Committee, regardless of whether the transactions are reportable pursuant to Item 404. No such transactions arose or were reviewed by the Audit Committee in 2007. For any related person transaction to be consummated or to continue, the Audit Committee must approve or ratify the transaction.

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EXECUTIVE OFFICERS AND COMPENSATION INFORMATION

The following information describes the business experience during the past five years of James F. Laird, our only Named Executive Officer other than Mr. Dillon. Mr. Dillon’s experience is described above under the heading “PROPOSAL 1 — ELECTION OF DIRECTORS.” We have no executive officers other than our Named Executive Officers. Each Named Executive Officer devotes his full time and effort to the affairs of the Company, and is elected annually to serve at the pleasure of the Board, subject to the terms of applicable employment agreement. There are no arrangements or understandings between our Named Executive Officers and any other person pursuant to which such persons were elected.

		Position(s) Held
Named Executive Officer	Age	with the Company

James F. Laird	51	Chief Financial Officer and Treasurer of the Company since December 2001; President of Diamond Hill Funds since December 2001; Certified Public Accountant (inactive) and holder of several NASD licenses, including Series 7, 24 and 63.

Compensation Discussion and Analysis

Background.  We are in the investment management industry. Human capital is the most important resource in this industry. A balancing of the economics between owners and employees is always important, especially in an industry that is not capital intensive, and heavily dependent on talented individuals. Attracting and retaining people can be more difficult, given the high percentage of a firm’s value-proposition which is attributable to key people.

The balancing effort is particularly challenging for us because we were essentially a start-up in May 2000, but yet had the unusual legacy of being a publicly owned company, in contrast to the norm of partnership-like structures for investment management firms of a similar size. We have been able to attract and retain quality people due to:

•	Our investment-centric culture,

•	Ownership in the business,

•	Our central Ohio location, and

•	Compensation competitive on a national basis.

This last point is directly related to firm profitability levels, which in essence represents the balancing of the economics of the business between owners and employees. Industry norms are helpful benchmarks for evaluating the balancing effort. Additionally, it makes sense to enact a thoughtful alignment of incentives that may pertain more so to our firm than others, because of our ownership structure. On a fully diluted basis, employees and directors own approximately 32% of the firm. In contrast, many of our competitor firms are owned entirely by their employees.

Compensation Program Objectives.  We seek to attract and retain people with integrity, intelligence and energy. All of our employees are paid a competitive base salary, provided with competitive benefits and participate in an annual cash and equity incentive compensation program. The amount of individual incentive awards is based on an assessment of individual performance, while the amount of the overall available incentive pool is based on (i) overall firm investment and operating performance, (ii) market compensation data and (iii) the profitability of the firm compared to other investment management firms.

In addition to their annual incentive compensation, certain individuals were awarded options, warrants, restricted stock or a combination as an incentive to employment. Generally these awards vest over five years. We also seek to increase the ownership percentage of all employees because we feel that will encourage all employees to act and think like owners. While compensation amounts will differ depending upon position, responsibilities, performance and competitive data, we seek to reward all employees with similar compensation components.

Rewards Based on Performance.  Our primary business objective is to meet our fiduciary duty to clients. Specifically, our focus is on long-term, five-year investment returns, with our goals defined as rolling five-year periods in which client returns are sufficiently above relevant passive benchmarks, rank in the top quartile of similar

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investment strategies and absolute returns are sufficient for the risk associated with the asset class. Our compensation program is designed to reward performance that meets these objectives. Our second objective is to fulfill our fiduciary duty to shareholders by growing the intrinsic value of the business at an appropriate rate. To support that objective, our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are rewarded based on achieving fair and competitive operating profit margins. For those employees who are not a part of the investment team objectives vary but are consistent in that we strive to reward individual performance that helps us meet our fiduciary duty to clients.

Elements of Compensation.  We provide a base salary paid in cash on a monthly basis; benefits including health care, dental, disability and 401k; and incentive compensation paid in a combination of cash and equity grants made pursuant to the 2005 Employee and Director Equity Incentive Plan. We do not pay any long-term deferred compensation to any employee, officer or director.

Rationale for Compensation Elements

•	We choose to offer a competitive base salary and benefits package to all employees to attract them to join and remain with the Company. Our incentive plan is based on the operating profit of the Company and is intended to reward individual performance.

•	During the past three years we made incentive awards largely in stock grants that vested immediately but are restricted from sale for up to three years. This was done to increase employee ownership and ensure our employee’s interests were aligned with our shareholders.

•	We generally choose to make equity awards in the form of fully-vested stock that is restricted from sale for a period of one to three years. We believe that this approach matches the economic expense of the award with the period in which it was earned and further avoids the complex accounting involved with options and other awards that vest over time.

•	We encourage stock ownership by all our employees; in fact our match in the 401k plan is made in stock vesting over each employee’s first six years with the Company. We do not, however, have a formal policy mandating stock ownership.

Determination of Incentive Compensation Amount.  The incentive pool is determined by the Compensation Committee and is agreed to in advance based upon the target operating profit margin of the Company with an objective of generating operating profit margins consistent and competitive with others in the investment management business. Mr. Dillon, our CEO, must have a maximum bonus opportunity of at least 20% of the incentive pool according to the terms of his employment agreement. Individual awards for members of the investment team are based on assessments of individual performance with a focus on investment results for the previous five years for each investment strategy. The CEO and CFO are rewarded based on achieving competitive operating results. For those not in the investment area objectives vary but generally are consistent with performance that helps in meeting our fiduciary duty to our clients. Awards made to executives are based on performance-based agreements (“162(m) agreements”) and finalized by the Compensation Committee in executive sessions. Awards made to non-executives are determined by the CEO and CFO based on the specific criteria discussed above.

Competitor Compensation Data.  We participate in a comprehensive compensation survey with approximately 125 other investment management firms and attempt to make individual compensation competitive with others in the industry while rewarding individual performance. The cash versus equity component of the awards are based upon an intent to increase employee ownership over the long-term and are biased in favor of stock grants and against stock options. In 2007 and 2006, stock grants were approximately 70% of our total incentive awards with the remaining 30% made in cash. Currently 100% of incentive awards are paid on a current basis although the equity awards, while immediately vested, are restricted from sale for up to three years. We believe that incentive awards related to performance in a particular year, or five years ended in a particular year, should be paid currently. This approach offers a better matching of the economics with performance as opposed to granting awards that vest in the future thus burdening future earnings with awards earned in the past.

We have no formal policy to adjust prior incentive awards to reflect restatement or adjustment of financial results. We believe that due to the nature of our business material restatements or prior period adjustments to

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operating results are highly unlikely. Individual awards made under the plan are based on the factors discussed above and may increase or decrease materially from year to year consistent with similar changes in the relevant factors such as profitability and individual performance. We give no weight to the economic impact of prior awards in making current awards. Awards each year stand on their own.

Post Employment Payments.  Only our CEO has an employment contract which provides for payments upon termination of employment. The maximum payment is one year’s salary, one year’s incentive bonus and a prorated bonus the year of termination. More information on our employment agreement with our CEO and termination payments thereunder is set forth under the heading “Employment Agreements and Change in Control Benefits.”

Compensation Committee Processes and Procedures.  The Compensation Committee generally meets in December and January each year to review and ultimately to ratify performance objectives that were established at the beginning of the year. Additionally the committee meets in February and March of each year to establish new objectives for the current year. Management is present for a portion of most committee meetings; however, the committee always holds an executive session without management present to discuss relevant goals and bonus opportunity amounts.

Summary of Compensation Objectives

•	The total incentive award for each individual meets the Company’s objective of paying a competitive total compensation for each individual.

•	The equity awards of approximately 70% of the total incentive award meet the Company’s objective of increasing employee ownership.

Report Of The Compensation Committee

The Board’s Compensation Committee has submitted the following report for inclusion in this Proxy Statement:

The Compensation Committee is composed of three independent Directors. The committee met multiple times in 2007 and early 2008. In all these meetings there was at least a significant portion of meeting time where no management was present. The Committee has obtained survey data for other investment firms and met with consultants familiar with investment firm compensation.

The Committee has reviewed the performance of the CEO and CFO as well as the performance of the firm as a whole. The Committee established the salary and incentive payments of these two individuals and reviewed the pay of all other employees.

The Committee reviewed and approved the Compensation Disclosure and Analysis prepared by management. The Committee recommended that the Compensation Discussion and Analysis be included in the Company’s Proxy Statement for 2008 and incorporated by reference in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.

The foregoing report is provided by the following directors, who constitute the Compensation Committee:

Donald B. Shackelford, Chairman
David P. Lauer, CPA
Diane D. Reynolds, Esq.

Executive Compensation Information

Summary Compensation Table.  The following table sets forth the compensation paid to or earned by Mr. Dillon and Mr. Laird during 2007 and 2006. The Company has no other executive officers. Additional information on the elements of compensation included in the table below, including a discussion of the amounts of

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certain components of compensation in relation to others, is available under the heading “Compensation Discussion and Analysis” above.

								Change in
								Pension Value and
							Non-Equity	Nonqualified
Name and					Stock		Incentive Plan	Deferred	All Other
Principal					Awards	Option	Compensation	Compensation	Compensation
Position	Year	Salary	Bonus		(1)	Awards	(2)	Earnings	(3)	Total

R.H. Dillon	2007	$360,000	—		$1,750,000	—	$740,000	—	$27,000	$2,877,000
President and Chief Executive Officer	2006	$360,000	$640,000	(4)	$2,457,750	—	$352,250	—	$26,400	$3,836,400
James F. Laird	2007	$180,000	—		$475,000	—	$147,500	—	$21,600	$824,100
Secretary, Treasurer and Chief Financial Officer	2006	$180,000	—		$560,000	—	$160,000	—	$21,600	$921,600

(1)	The amount shown is the expense, determined under FAS 123R, incurred by us and recognized in our financial statements for shares awarded to Messrs. Dillon and Laird under our 2005 Employee and Director Equity Incentive Plan as partial payment for amounts earned under our 2007 and 2006 annual incentive plans. For satisfaction of performance goals in 2007, on January 18, 2008, Mr. Dillon and Mr. Laird were awarded 25,000 and 6,786, respectively, fully-vested shares that are restricted from sale for one year. For satisfaction of performance goals in 2006, (i) Mr. Dillon was awarded on January 31, 2007, 25,000 fully-vested shares that are restricted from sale for three years, (ii) Mr. Laird was awarded on January 31, 2007, 2,797 fully-vested shares that are restricted from sale for one year and 1,678 fully-vested shares that are restricted from sale for three years, and on February 14, 2007, was awarded 1,137 fully-vested shares that are restricted from sale for three years. For more information on the expensing of these awards, please see note 5 to our consolidated financial statements contained in our Form 10-K for the year ended December 31, 2007.

(2)	Represents cash awards paid to Messrs. Dillon and Laird as partial payment for amounts earned under our 2007 and 2006 annual incentive plans. For more information on our annual incentive compensation program, please see the information above under the heading “Compensation Discussion and Analysis.”

(3)	Consists of the value of our matching contributions to Mr. Dillon’s and Mr. Laird’s accounts under our 401k plan. This contribution is made only in shares of the Company and the amount is based on the fair market value of our shares on the date of contribution.

(4)	Represents a discretionary cash bonus paid to Mr. Dillon for 2006.

Grants of Plan Based Awards.  The following table sets forth information regarding annual incentive plan awards to each of the Named Executive Officers for the year ended December 31, 2007.

Estimated
							Future	All Other	All Other
							Payouts	Stock	Option
							Under	Awards:	Awards:
							Equity	Number of	Number of	Exercise or
		Estimated Future Payouts Under Non-Equity Incentive Plan					Incentive	Shares of	Securities	Base Price
	Grant	Awards(2)					Plan	Stock or	Underlying	of Option
Name	Date(1)	Threshold		Target	Maximum		Awards	Units	Options	Awards

Mr. Dillon	3/30/07	$1	(3)	—	$2,490,000	(3)	—	—	—	—
Mr. Laird	3/30/07	$1	(3)	—	$622,500	(3)	—	—	—	—

(1)	On March 30, 2007, we entered into participation agreements with Messrs. Dillon and Laird under our 2006 Performance-Based Compensation Plan. The performance period for these awards was the 2007 fiscal year. These awards were granted in accordance with Section 162(m) of the Internal Revenue Code so amounts paid are deductible by us as compensation. The performance conditions applicable to these awards are discussed in the “Compensation Discussion and Analysis” above.

(2)	Because the bonus is based on performance criteria, partial satisfaction could result in a payment as little as one dollar, ranging all the way to the maximum depending on the extent to which performance goals are met. The maximum is the largest amount that could have been earned for fiscal 2007, which was the performance period for the awards, upon the satisfaction of all of the performance goals specified in the participation agreement. Because the amount of the award earned varies based upon the extent of satisfaction of the performance goals, there is no specified target amount.

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(3)	Each of Mr. Dillon and Mr. Laird earned the maximum amount available to him under our annual incentive plan for 2007. Although amounts are denominated in dollars, once earned this amount is paid, at the discretion of the Compensation Committee, partially in cash and partially in our shares. The majority of the award is paid in shares of the Company, based on the market value of our shares on the date of payment. The shares awarded to Messrs. Dillon and Laird were awarded under our 2005 Employee and Director Equity Incentive Plan. The allocation of the payments to Mr. Dillon and Mr. Laird in cash and shares is reflected in the Summary Compensation Table above in the columns “Stock Awards” and “Non-Equity Incentive Plan Compensation”.

Outstanding Equity Awards at December 31, 2007.  The following table sets forth information regarding the outstanding equity awards held by Mr. Dillon and Mr. Laird as of December 31, 2007.

	Option/Warrant Awards					Stock Awards
Equity
Incentive
								Equity	Plan
								Incentive	Awards:
			Equity					Plan	Market
			Incentive					Awards:	or Payout
			Plan					Number of	Value of
	Number		Awards:				Market	Unearned	Unearned
	of	Number of	Number			Number of	Value of	Shares,	Shares,
	Securities	Securities	of Securities			Shares or	Shares or	Units or	Units or
	Underlying	Underlying	Underlying			Units of	Units of	Other	Other
	Unexercised	Unexercised	Unexercised	Option	Option/	Stock That	Stock That	Rights	Rights That
	Options/	Options/	Unearned	Exercise	Warrant	Have Not	Have Not	That Have	Have
	Warrants (#)	Warrants (#)	Options	Price	Expiration	Vested	Vested	Not Vested	Not Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)	($)

Mr. Dillon(1)	3,500	—	—	$28.10	12/20/2010	—	—	—	—
Mr. Laird	2,500	—	—	$28.10	12/20/2010	—	—	—	—

(1)	Mr. Dillon exercised 3,500 options on January 2, 2008.

Option Exercises and Stock Vested.  The following table shows aggregated stock option exercises in 2007 and the related value realized on those exercises for Mr. Dillon and Mr. Laird. The table also sets forth information regarding the vesting during 2007 of stock awards made to Mr. Dillon and Mr. Laird.

	Option Awards		Stock Awards(1)
	Number of Shares
	Acquired on	Value Realized	Number of Shares	Value Realized
Name	Exercise(2)	on Exercise(3)	Acquired on Vesting	on Vesting(4)

Mr. Dillon	216,500	$20,714,950	25,000	$1,750,000
Mr. Laird	60,000	$5,281,500	6,786	$475,000

(1)	Reflects stock awards under our 2005 Employee and Director Equity Incentive Plan to Messrs. Dillon and Laird as partial payment for amounts earned under our 2006 annual incentive plan. These awards were immediately vested on the date of grant, although are restricted from sale for a period of one year. For more information on these awards see the Summary Compensation Table and the Grants of Plan-Based Awards Table above.

(2)	Represents the total gross number of shares underlying the exercised options.

(3)	The value realized on exercise is the difference between the market price of the underlying securities on the date of exercise and the exercise price, multiplied by the number of shares acquired.

(4)	The value realized is the number of shares vested, multiplied by the closing price of our shares on the date of vesting.

Pension Plans and Non-Qualified Deferred Compensation.  We do not maintain any pension plans or non-qualified deferred compensation programs for our executives or employees.

Employment Agreements and Change In Control Benefits.  We currently have an employment agreement with Mr. Dillon. A description of the agreement is set forth below.

Employment Agreement with Mr. Dillon.  In August 2006, we entered into an employment agreement with Mr. Dillon, the Company’s President and Chief Executive Officer. This agreement was amended in February 2008 to address newly implemented tax laws relating to deferred compensation, although no other changes were made. The agreement has a current expiration date of January 1, 2011, although it may be extended after such time by our mutual agreement with Mr. Dillon. The agreement provides for an annual salary of $360,000, which may be increased by the

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Board annually, plus participation by Mr. Dillon in our annual incentive plan as well as health insurance, six weeks paid vacation annually and participation in other benefit programs we offer to our employees. The agreement also restricts Mr. Dillon from competing with us during the term of the agreement and for one year following termination of his employment and provides that he will at all times maintain the confidentiality of our information.

If we terminate Mr. Dillon’s employment without cause, he is entitled to the following payments, which are quantified to reflect the amounts he would have received had his employment been terminated at December 31, 2007:

•	his accrued and unpaid base salary and vacation and unreimbursed business expenses as of the date of termination ($0 at December 31, 2007);

•	payments, if any, under our benefit plans and programs in effect at the time. We currently have no benefit plans that would result in payments upon termination;

•	a single lump sum payment equal to six months base salary at his annual salary rate in effect at the date of termination ($180,000 at December 31, 2007);

•	beginning in the seventh month after the date of termination, six monthly payments of his monthly base salary ($180,000 at December 31, 2007);

•	a pro rata portion of any amounts earned under our annual incentive plan for the year in which the termination occurs ( $2,490,000 at December 31, 2007 because the year was complete); and

•	a lump sum payment equal to the amount, if any, he received under our annual incentive plan for the preceding year ($2,490,000).

Mr. Dillon may terminate his employment with “good reason,” which generally includes reduction of his annual base salary, a reduction in his maximum potential payment under our annual incentive plan to less than 20% of the available bonus pool, permanent or consistent assignment to him of duties inconsistent with his position and authority, no longer having him report directly to the Board or a breach by us of his employment agreement. If he terminates his employment for good reason, Mr. Dillon is entitled to all of the payments referenced above, except he will not receive a pro rata portion of amounts earned under our annual incentive plan for the year in which termination occurs.

If Mr. Dillon’s employment terminates due to his death or disability, upon the expiration of the employment agreement in accordance with its terms or we terminate Mr. Dillon for “cause,” he will be entitled to receive the payments set forth in the first two bullets above. In the event of his death or disability, he will also receive the payments in the fifth bullet above. Under the employment agreement, “cause” generally includes material violations of our employment policies, conviction of crime involving moral turpitude, violations of securities or investment adviser laws, causing us to violate a law which may result in penalties exceeding $250,000, materially breaching the employment agreement or fraud, willful misconduct or gross negligence in carrying out his duties.

Mr. Dillon will not receive any payments solely due to a change in control. However, if within 24 months after the occurrence of a change in control Mr. Dillon’s employment is terminated for any reason other than his disability, for cause or by him for good reason, he will be entitled to the following payment from us or our successor:

•	his accrued and unpaid base salary and vacation and unreimbursed business expenses as of the date of termination ($0 at December 31, 2007);

•	payments, if any, under our benefit plans and programs in effect at the time. We currently have no benefit plans that would result in payments upon termination;

•	a single lump sum payment equal to his annual base salary and incentive plan compensation payable to him for our most recently completed fiscal year ($2,850,000 at December 31, 2007); and

•	a single lump sum payment equal to 12 months of premium payments for coverage for Mr. Dillon and his family under our group health plan ($4,240 at December 31, 2007).

If any payments to Mr. Dillon in connection with a change in control would constitute excess parachute payments under applicable tax laws, the benefits Mr. Dillon will receive will be reduced to an amount $1 less than the amount that would be an excess parachute payment.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our securities, to file with the SEC initial reports of ownership on Form 3 and reports of changes in ownership on Form 4 or Form 5. Executive officers, directors and persons who beneficially own more than ten percent of our securities are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. Mr. Laird filed one late Form 4 during 2007 reporting the exercise of 10,000 stock options. This report was due to be filed on August 13, 2007, but was actually filed on August 15, 2007. Based solely upon a review of Forms 3, 4 and 5 furnished to us and a statement by these persons that no other Section 16(a) reports were required to be filed by them, we believe that, with the exception of Mr. Laird’s late Form 4, there were no reports filed late or missed during the year ended December 31, 2007.

AUDIT COMMITTEE MATTERS

Report of the Audit Committee for the Year Ended December 31, 2007

Our Audit Committee is comprised of three independent directors operating under a written charter adopted by the Board. Annually, the Audit Committee engages the Company’s independent registered public accounting firm. Plante & Moran, PLLC (“Plante & Moran”) served as our independent registered public accounting firm for the year ended December 31, 2007.

Management is responsible for preparation of the Company’s financial statements and for designing and maintaining the Company’s systems of internal controls and financial reporting processes. Our independent registered public accounting firm is responsible for performing an audit of the Company’s consolidated financial statements in accordance with generally accepted auditing principles and issuing reports on the Company’s financial statements and on management’s assessment of the effectiveness of the Company’s internal controls. The Audit Committee’s responsibility is to provide independent, objective oversight of these processes.

Pursuant to this responsibility, the Audit Committee met with management and Plante & Moran throughout the year. The Audit Committee reviewed the audit plan and scope with Plante & Moran and discussed with them the matters required by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended. The Audit Committee also met with Plante & Moran without management present to discuss the results of their audit work, their evaluation of the Company’s system of internal controls and the quality of the Company’s financial reporting.

In addition, the Audit Committee has discussed with Plante & Moran their independence from the Company and its management, including the matters in written disclosures and letters to the Company from Plante & Moran required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as amended.

Management has represented to the Audit Committee that the Company’s consolidated financial statements for the year ended December 31, 2007, were prepared in accordance with generally accepted accounting principles, and the Audit Committee reviewed and discussed the audited consolidated financial statements with management and Plante & Moran. Based on the Audit Committee’s discussions with management and Plante & Moran and review of Plante & Moran’s report to the Audit Committee, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC.

Submitted by the Audit Committee of the Board of Directors of the Company:

David P. Lauer, Chairman
Dr. James G. Mathias
Diane D. Reynolds

19

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Selection of Auditor for 2008

The Audit Committee selected Plante & Moran as our independent registered public accounting firm for the 2007 fiscal year, and has done so again for the 2008 fiscal year. A representative of Plante & Moran is expected to be present at the Annual Meeting to respond to appropriate questions and to make such statements as he or she may desire.

Fees of Independent Registered Public Accounting Firms

For the years ended December 31, 2007 and 2006, Plante & Moran billed the following fees to us:

	Year Ended	Year Ended
	12/31/2007	12/31/2006

Audit fees(1)	$55,850	$51,200
Audit-related fees		2,430
Tax fees(2)	7,450	7,300
All other fees	—	—

Total Plante & Moran fees	$63,300	$60,930

(1)	Audit fees include professional services rendered for the audit of our annual financial statements, reviews of our quarterly financial statements, issuance of consents, and assistance with review of other documents filed with the SEC.

(2)	Tax fees include services related to tax compliance, tax advice and tax planning including the preparation of tax returns and assistance with tax audits.

It is the Audit Committee’s policy to pre-approve all services of our independent registered public accounting firm and present that approval to the Board. For the years ended December 31, 2007 and 2006, all such services were pre-approved by the Audit Committee.

SHAREHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Shareholders are entitled to submit proposals on matters appropriate for shareholder action consistent with SEC rules and our Code of Regulations. Should a shareholder wish to have a proposal appear in our Proxy Statement for next year’s annual meeting, under applicable SEC rules, the proposal must be received by our Secretary on or before December 10, 2008, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act. If a shareholder intends to present a proposal at next year’s annual meeting but does not intend to seek the inclusion of such proposal in our Proxy Statement, such proposal must be received by us prior to February 23, 2009, or our management proxies will be entitled to use discretionary voting authority should such proposal be raised without any discussion of the matter in the Proxy Statement. Our address is 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC has implemented rules regarding the delivery of proxy materials (i.e., annual reports, proxy statements, proxy statements combined with a prospectus or any information statements provided to shareholders) to households. This method of delivery, often referred to as “householding,” would generally permit us to send a single annual report and a single proxy statement to any household at which two or more different shareholders reside if we believe such shareholders share the same address, unless the shareholder(s) have opted out of the householding process. Each shareholder would continue to receive a separate notice of any meeting of shareholders and proxy card. The householding procedure reduces the volume of duplicate information you receive and reduces our expenses. We have instituted householding. If (i) you wish to receive separate annual reports or proxy statements, either this year or in the future, or (ii) members of your household receive multiple copies of our annual

20

report and proxy statement and you wish to request householding, you may contact our transfer agent, Continental Stock Transfer & Trust Company at 17 Battery Place, New York, New York 10004, or write to Mr. James Laird at our address at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

In addition, many brokerage firms and other holders of record have instituted householding. If your family has one or more “street name” accounts under which our shares are beneficially owned, you may have received householding information from your broker, financial institution or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this Proxy Statement or our Annual Report on Form 10-K for the 2007 fiscal year or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding. These options are available to you at any time.

OTHER BUSINESS

The Board knows of no other business to be acted upon at the Annual Meeting. However, if any other business properly comes before the Annual Meeting, it is the intention of the persons named in the enclosed Proxy to vote on such matters in accordance with their best judgment.

The prompt completion, execution, and delivery of your proxy card or your submission of voting instructions electronically over the Internet or by telephone will be appreciated. Whether or not you expect to attend the Annual Meeting, please complete and sign the Proxy and return it in the enclosed envelope, or vote your proxy electronically via the Internet or telephonically.

By Order of the Board of Directors

James F. Laird
Secretary

April 8, 2008

21

United States Securities and Exchange Commission
Washington, D.C. 20549
Form 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission file number 000-24498
DIAMOND HILL INVESTMENT GROUP, INC
(Exact name of registrant as specified in its charter)

Ohio	65-0190407

(State or incorporation)	(I.R.S. Employer Identification No.)

325 John H. McConnell Blvd., Suite 200, Columbus, Ohio 43215	614-255-3333

(Address of principal executive offices) (Zip Code)	(Registrant’s telephone number)
Securities registered under Section 12(b) of the Exchange Act: None
Securities registered under Section 12(g) of the Exchange Act: Common Shares, no par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☑
Aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of $90.66 on June 30, 2007 (end of the 2nd fiscal quarter) on the NASDAQ was $124,143,093. Calculation of holdings by non-affiliates is based upon the assumption, for these purposes only, that executive officers, directors, and persons holding five percent or more of the registrant’s voting and non-voting common shares are affiliates.
2,364,110 Common Shares outstanding as of March 9, 2008 (the latest practical date).
Documents incorporated by reference: In Part III, the Definitive Proxy Statement for the 2008 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A.

Diamond Hill Investment Group, Inc.
Form 10-K
For the Fiscal Year Ended December 31, 2007
Index

PART I
Item 1. Business
Throughout this Form 10-K, the Company may make forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to such matters as anticipated operating results, prospects for achieving the critical threshold of assets under management, technological developments, economic trends (including interest rates and market volatility), expected transactions and acquisitions and similar matters. The words “believe,” “expect,” “anticipate,” “estimate,” “should,” “seek,” “plan” and similar expressions identify forward-looking statements that speak only as of the date thereof. While the Company believes that the assumptions underlying its forward-looking statements are reasonable, investors are cautioned that any of the assumptions could prove to be inaccurate and accordingly, the actual results and experiences of the Company could differ materially from the anticipated results or other expectations expressed by the Company in its forward-looking statements. Factors that could cause such actual results or experiences to differ from results discussed in the forward-looking statements include, but are not limited to: the adverse effect from a decline in the securities markets; a decline in the performance of the Company’s products; changes in interest rates; a general downturn in the economy; changes in government policy and regulation, including monetary policy; changes in the Company’s ability to attract or retain key employees; unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations; and other risks identified from time-to-time in the Company’s other public documents on file with the SEC.
General
Diamond Hill Investment Group, Inc. (the “Company”), an Ohio corporation organized in 1990, derives its consolidated revenue and net income from investment advisory services provided by its subsidiary Diamond Hill Capital Management, Inc. (“DHCM”). DHCM is a registered investment adviser under the Investment Advisers Act of 1940 providing investment advisory services to individuals and institutional investors through mutual funds, separate accounts, and private investment funds (generally known as “hedge funds”). The Company was first incorporated in April 1990.
Assets Under Management
As of December 31, 2007, assets under management totaled $4.4 billion, a 19% increase from December 31, 2006. The following tables show assets under management by product and investment objective for the dates indicated:

	Assets Under Management by Product
	As of December 31,
(in millions)	2007	2006	2005
Mutual funds (including sub-advised)	$2,910	$2,518	$907
Separate accounts	998	875	513
Private investment funds	495	315	111

Total	$4,403	$3,708	$1,531

	Assets Under Management by Objective
	As of December 31,
(in millions)	2007	2006	2005
Small and Small-Mid Cap	$597	$807	$406
Large Cap and Select	1,031	919	437
Long-Short	2,500	1,720	474
Strategic and Fixed Income	275	262	214

Total	$4,403	$3,708	$1,531

Investment Advisory Activities
DHCM executes its investment strategies through fundamental research and valuation disciplines. Analysts evaluate a company’s prospects based upon its current business and financial position, future growth opportunities, and management capability and strategy. The intended result is an estimate of “intrinsic value”. Intrinsic value is the present value of future cash flows, which the Company estimates the investment will generate, discounted at a rate that reflects the required return for the investment given the estimated level of risk. In other words, it is the estimated price a minority shareholder should pay in order to achieve a satisfactory or “fair” return on the investment. The estimate of intrinsic value is then compared to the current market price to evaluate whether, in the opinion of DHCM, an attractive investment opportunity exists. A proprietary valuation model, which takes into account projected cash flows for five years including a “terminal value” (the expected stock price in five years), assists in many of these intrinsic value estimations. DHCM applies an intrinsic value philosophy to the analysis of fixed income securities.
DHCM believes that although securities markets are competitive, pricing inefficiencies often exist allowing for attractive investment opportunities. Furthermore, DHCM believes that investing in securities whose market prices are significantly below DHCM’s estimate of intrinsic value (or selling short securities whose market prices are above intrinsic value) is a reliable method to achieve above average returns as well as mitigate risk.
Current portfolio strategies managed include Small Cap, Small-Mid Cap, Large Cap, Select, Long-Short, Financial Long-Short, and Strategic Income. These strategies are available on a separately managed basis and/or through a mutual fund. The Small Cap strategy was closed to new investors as of December 31, 2005 and re-opened on September 1, 2007.
The Company also manages three private investment funds that utilize the Long-Short strategy. These funds are offered on a private placement basis to accredited and qualified investors in the United States and around the world.
Marketing
The Company primarily generates business for all three of its product lines (mutual funds, managed accounts, and private investment funds) through financial intermediaries including independent registered investment advisors, brokers, financial planners, investment consultants and third party marketing firms.
Diamond Hill Funds
The Company’s mutual fund portfolios have, the Company believes, strong investment performance track records and are highly rated by third party services like Morningstar, Inc. (“Morningstar”). As a result, the Company has had success in raising assets by focusing on independent registered investment advisors and independent broker/dealers who conduct their own investment research. During 2006 and 2007, the Company added resources to market the Company’s mutual funds through wirehouse broker/dealers and 401k platforms. Below is a summary of the assets by distribution channel as of December 31, 2007, 2006 and 2005:

	Diamond Hill Funds
	Assets by Distribution Channel
	As of December 31,
(in millions)	2007	2006	2005
Independent registered investment advisors and broker/dealers	$1,405	$1,161	$421
Wirehouse and regional broker/dealers	1,020	917	392
Defined contribution (401k)	229	157	33
Institutions	105	132	41
Other	35	40	20

Total	$2,794	$2,407	$907

Separate Accounts and Private Investment Funds
The Company continues to develop institutional relationships for separate account management primarily through consultant relationships, database research screens, and direct marketing. In June 2006, the Company launched two new private investment funds. Both are managed in a similar fashion to the Company’s existing private investment partnership. Diamond Hill Offshore Ltd. is domiciled in the Cayman Islands for use by foreign entities and qualified U.S. entities. Diamond Hill Investment Partners II, L.P. is an Ohio limited partnership, similar to the Company’s existing partnership; however, it is designed for institutions and “super-accredited” investors. The Company has also engaged a third party placement firm to assist in raising assets in the private investment funds. To date, efforts by the third party placement firm have been successful. The third party firm earns 20% of all revenue earned each year from clients it introduced to the Company.
Growth Prospects
As mentioned, the Company’s mutual funds, separately managed accounts, and private investment funds have strong five year investment returns that the Company believes compare very favorably to competitors. Investment returns have been a key driver in the success the Company has achieved in growing assets under management (“AUM”) at a rate of 19%, 142%, and 192% in 2007, 2006, and 2005, respectively.
As a result, the Company invested in marketing throughout 2007 and expects to continue to invest into 2008 in an effort to expand distribution. Such expenditures are expected to include:
•	adding additional marketing and support staff,

•	attending and sponsoring at key industry conferences, and

•	creating additional marketing material for the funds and separately managed accounts.
The cost of these efforts could be significant, but the Company believes it will be proportional to the increase in revenue during 2008 and future years. There can be no assurance that these efforts will prove successful; however, given the investment results of the Diamond Hill Funds (the “Funds”) and separately managed accounts, the Company believes the additional resources devoted to marketing are warranted.
Also recognizing that the Company’s primary responsibility is to investors in its Funds and its separate account clients, the Company will continue to invest in its investment team and close investment strategies to new investors when appropriate. In 2006 and 2007, the Company substantially increased its equity investment team adding two portfolio managers, six equity research analysts and trading and technology support. A full year cost for those additions will be reflected in 2008.
The Company believes that one of the most important characteristics exhibited by the best investment firms is excellent investment returns for their clients over a long period of time. The Company is pleased that in its history as an investment advisory firm it has delivered what it believes are excellent investment returns for its clients. However, the Company is mindful that if it fails to do so in the future, its business growth will be negatively impacted. There are certain additional business risks that may prevent the Company from achieving the above growth prospects. These risks are detailed in Item 1A.

New Business Subsidiary
During 2008, the Company plans to create a new operating broker-dealer subsidiary to serve as the statutory underwriter for Diamond Hill Funds. The subsidiary also plans to market these underwriting services, along with other administrative services to other small to mid-size mutual fund complexes. During the past two years there has been a continuing consolidation in the mutual fund servicing industry, whereby large financial services firms purchased independent mutual fund service providers. These larger financial services firms have made the decision not to offer statutory underwriting services to mutual funds, due to regulatory and other business conflicts and are seeking independent service providers to fill the void. As a result, the Company believes there is an opportunity in the market place to establish a business that can serve as a mutual fund distributor and provide treasury and compliance services to small to mid-size mutual fund companies. The Company plans to capitalize this subsidiary with $1 million. The subsidiary’s efforts in 2008 will be focused on building out the infrastructure and business development activities. The Company hopes the subsidiary will achieve break even within two years.
Competition
Competition in the area of investment management services and mutual funds is intense, and the Company’s competitors include investment management firms, broker-dealers, banks and insurance companies, some of whom offer various investment alternatives. Many competitors are better known than the Company, are better capitalized, offer a broader range of investment products and have more offices, employees and sales representatives. The Company competes primarily on the basis of investment philosophy, performance and customer service.
Corporate Investment Portfolio
The Company holds investment positions in Diamond Hill Funds, its private investment funds, and other equity securities.
Regulation
DHCM is registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940 (the “Advisers Act”) and operates in a highly regulated environment. The Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties, recordkeeping requirements, operational requirements and disclosure obligations. All Diamond Hill Funds are registered with the SEC under the Investment Company Act of 1940. Each fund is also required to make notice filings with all states where it is offered for sale. Virtually all aspects of the Company’s investment management business are subject to various federal and state laws and regulations. Generally, these laws and regulations are primarily intended to benefit shareholders of the funds and separate account investment clients and generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict the Company from carrying on its investment management business in the event that it fails to comply with such laws and regulations. In such event, possible sanctions which may be imposed include the suspension of individual employees, business limitations on DHCM engaging in the investment management business for specified periods of time, the revocation of DHCM’s registration as an investment adviser, and other censures or fines.
Contractual Relationships with the Diamond Hill Funds
The Company is very dependent on its contractual relationships with the Funds. In the event the advisory or administration agreements with Funds are canceled or not renewed pursuant to the terms thereof, the Company would be materially and adversely affected. The Company considers its relationship with the Funds and their Board of Trustees to be good, and it has no reason to believe that these advisory or administration contracts will not be renewed in the future; however, there is no assurance that the Funds will choose to continue their relationships with the Company. The Company generated approximately 69% and 54% of its 2007 and 2006 revenues, respectively, from its advisory and administrative contracts with Diamond Hill Funds.

Employees
As of December 31, 2007, the Company employed 38 full-time employees and four part-time employees. The Company generally believes that its relationship with its employees is good and does not anticipate any material change in the number of employees.
SEC Filings
This Form 10-K includes financial statements for the years ended December 31, 2007, 2006, and 2005. The Company files Form 10-Ks annually with the SEC and files Form 10-Qs after each of the first three fiscal quarters. Prior to 2006, the Company was a small business issuer making its annual filing on Form 10-KSB and its quarterly filings on Form 10-QSB. A copy of the Form 10-K, as filed with the SEC, will be furnished without charge to any shareholder who contacts the Company’s Secretary at 325 John H. McConnell Blvd., Suite 200, Columbus, OH 43215 or 614.255.3333. The Company also makes its SEC filings available, free of charge, on its web site at www.diamond-hill.com.
ITEM 1A: Risk Factors
An investment in the Company’s common shares involves various risks, including those mentioned below and those that are discussed from time-to-time in its other periodic filings with the SEC. Investors should carefully consider these risks, along with the other information contained in this report, before making an investment decision regarding the Company’s common shares. There may be additional risks of which the Company is currently unaware, or which it currently considers immaterial. All of these risks could have a material adverse effect on its financial condition, results of operations, and value of its common stock.
Investment Performance.
If the Company fails to deliver excellent performance for its clients, both in the short and long term, it will likely experience diminished investor interest and potentially a diminished level of AUM.
The Company’s assets under management, which impact revenue, are subject to significant fluctuations.
Substantially all revenue for the Company is calculated as percentages of assets under management or is based on the general performance of the equity securities market. A decline in securities prices or in the sale of investment products or an increase in fund redemptions generally would reduce fee income. Financial market declines or adverse changes in interest rates would generally negatively impact the level of the Company’s assets under management and consequently its revenue and net income. A recession or other economic or political events could also adversely impact the Company’s revenue if it led to a decreased demand for products, a higher redemption rate, or a decline in securities prices.
The Company’s success depends on its key personnel, and its financial performance could be negatively affected by the loss of their services.
The Company’s success depends on highly skilled personnel, including portfolio managers, research analysts, and management, many of whom have specialized expertise and extensive experience in the industry. Financial services professionals are in high demand, and the Company faces significant competition for qualified employees. With the exception of the Chief Executive Officer, key employees do not have employment contracts, and generally can terminate their employment at any time. The Company cannot assure that it will be able to retain or replace key personnel. In order to retain or replace its key personnel, the Company may be required to increase compensation, which would decrease net income. The loss of key personnel could damage the Company’s reputation and make it more difficult to retain and attract new employees and investors. Losses of assets from its client investors would decrease its revenues and net income, possibly materially.
The Company is subject to substantial competition in all aspects of its business.
The Company’s investment products compete against an ever-increasing number of investment products and services from:
•	asset management firms,

•	mutual fund companies,

•	commercial banks and thrift institutions,

•	insurance companies,

•	hedge funds, and

•	brokerage and investment banking firms.
Many of these financial institutions have substantially greater resources than the Company and may offer a broader range of products or operate in more markets. Some operate in a different regulatory environment which may give them certain competitive advantages in the investment products and portfolio structures that they offer. The Company competes with other providers of investment advisory services primarily based upon its investment performance. Some institutions have proprietary products and distribution channels that make it more difficult for the Company to compete with them. If current or potential customers decide to use one of the Company’s competitors, the Company could face a significant decline in market share, assets under management, revenues, and net income. If the Company is required to lower its fees in order to remain competitive, its net income could be significantly reduced because some of its expenses are fixed, especially over shorter periods of time, and others may not decrease in proportion to the decrease in revenues.
A significant portion of the Company’s revenues are based on contracts with the Diamond Hill Funds that are subject to termination without cause and on short notice.

The Company provides investment advisory and administrative services to the Diamond Hill Funds under various agreements. The board of each Diamond Hill Fund must annually approve the terms of the investment management and administration agreements and can terminate the agreement upon 60-day notice. If a Diamond Hill Fund seeks to lower the fees that the Company receives or terminate its contract with the Company, the Company would experience a decline in fees earned from the Diamond Hill Funds, which could have a material adverse effect on the Company’s revenues and net income. The Company derived 69% and 54% of its 2007 and 2006 revenue, respectively from investment advisory and administration agreements with Diamond Hill Funds.
The Company’s business is subject to substantial governmental regulation.

The Company’s business is subject to variety of federal securities laws including the Investment Advisors Act of 1940, the Investment Company Act of 1940, the Securities Exchange Act of 1934, Sarbanes-Oxley Act of 2002, and the U.S. Patriot Act of 2001. In addition, the Company is subject to significant regulation and oversight by the SEC and FINRA. Changes in legal, regulatory, accounting, tax and compliance requirements could have a significant effect on the Company’s operations and results, including but not limited to increased expenses and reduced investor interest in certain funds and other investment products offered by the Company. The Company continually monitors legislative, tax, regulatory, accounting, and compliance developments that could impact its business.
The Company will continue to seek to understand, evaluate and when possible, manage and control these and other business risks.
ITEM 1B: Unresolved Staff Comments - None
ITEM 2: Description of Property
The Company leases approximately 14,187 square feet of office space at 325 John H. McConnell Blvd, Suite 200, Columbus, Ohio 43215 under an operating lease agreement which terminates on July 31, 2013.
The Company’s current policy is not to invest in real estate or interests in real estate primarily for possible capital gain or primarily for income. The Company does not invest in real estate mortgages or securities of entities primarily engaged in real estate activities.
ITEM 3: Legal Proceedings
The Company is currently not engaged in any material litigation or other legal proceedings.

ITEM 4: Submission of Matters to a Vote of Security Holders
There were no matters submitted during the most recent quarter to a vote of security holders.
PART II

ITEM 5:	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
The following performance graph compares the total shareholder return of an investment in Diamond Hill’s Common Stock to that of the Russell MicrocapTM Index, and to a peer group index of publicly traded asset management firms for the five-year period ending on December 31, 2007. The graph assumes that the value of the investment in Diamond Hill’s Common Stock and each index was $100 on December 31, 2002. Total return includes reinvestment of all dividends. According to Russell, the MicrocapTM Index makes up less than 3% of the U.S. equity market and is a market-value-weighted index of the smallest 1,000 securities in the small-cap Russell 2000 Index plus the next 1,000 securities. Peer Group returns are weighted by the market capitalization of each firm at the beginning of each measurement period. The historical information set forth below is not necessarily indicative of future performance. Diamond Hill does not make or endorse any predictions as to future stock performance.

	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007
Diamond Hill Investment Group, Inc.	100	177	427	798	2,136	1,865
Russell MicrocapTM Index	100	166	190	195	227	209
Peer Group*	100	124	144	157	184	240

*	The following companies are included in the Peer Group: Westwood Holdings Group, Inc.; U.S. Global Investors, Inc.; GAMCO Investors, Inc.; Waddell & Reed Financial, Inc.; Affiliated Managers Group, Inc.; Federated Investors, Inc.; Janus Capital Group, Inc.; Eaton Vance Corp.

The Company’s common shares trade on the NASDAQ Capital Market under the symbol DHIL. The following table sets forth the high and low sale and closing prices each quarter since during 2007 and 2006:

	2007			2006
	High Price	Low Price	Close Price	High Price	Low Price	Close Price
Quarter ended:
March 31	$113.85	$80.82	$97.51	$46.33	$29.75	$41.22
June 30	$109.99	$82.01	$90.66	$52.00	$36.38	$47.03
September 30	$92.85	$69.02	$81.00	$67.44	$44.00	$63.25
December 31	$87.40	$69.50	$73.10	$89.30	$56.25	$83.73
Due to the relatively low volume of traded shares, quoted prices cannot be considered indicative of any viable market for such shares. During the years ended December 31, 2007, and 2006, approximately 1,079,000 and 1,080,000, respectively, of the Company’s Common Shares were traded.
The approximate number of registered holders of record of the Company’s common shares at December 31, 2007 was 250. Many of the shares are held in street nominee name and management believes the number of beneficial holders of the Company’s common shares as of December 31, 2007 were approximately 2,100. The Company has not paid any dividends during the last two fiscal years and has no present intention of doing so in the future.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth information regarding the Company’s purchases of its common stock during the fourth quarter of fiscal 2007:

			Total Number of	Maximum Number
			Shares Purchased as	of Shares That May
	Total Number		part of a Publicly	Yet Be Purchased
	of Shares	Average Price	Announced Plans	Under the Plans or
Period	Purchased	Paid Per Share	or Programs	Programs (1)
October 1, 2007 through
October 31, 2007	—	—	1,398	348,602
November 1, 2007 through
November 30, 2007	874	$74.30	2,272	347,728
December 1, 2007 through
December 31, 2007	2,670	$72.23	4,942	345,058

(1)	- The Company’s current share repurchase program was announced on August 9, 2007. The board of directors authorized management to repurchase up to 350,000 shares of its common stock in the open market and in private transactions in accordance with applicable securities laws. The Company’s stock repurchase program is not subject to an expiration date.

ITEM 6: Selected Financial Data
The following selected financial data should be read in conjunction with the Company’s Consolidated Financial Statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Form 10-K.

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
Income Statement Data (in thousands):
Total revenues	$41,308	$31,905	$10,246	$2,774	$1,161
Net operating income (loss)	14,078	9,769	1,394	(664)	(1,394)
Net income (loss)	9,932	8,065	3,651	(177)	(994)

Earnings Per Share:
Basic	$4.61	$4.51	$2.21	$(0.11)	$(0.68)
Diluted	4.39	3.63	1.83	(0.11)	(0.68)

Weighted Average Shares Outstanding
Basic	2,155,829	1,787,390	1,654,935	1,566,385	1,458,264
Diluted	2,264,234	2,219,580	1,996,176	1,566,385	1,458,264

	At December 31,
	2007	2006	2005	2004	2003
Balance Sheet Data (in thousands):
Total assets	$53,284	$37,236	$12,748	$3,968	$3,314
Long-term debt	—	—	—	—	—
Shareholders equity	39,308	20,483	10,861	3,566	3,175

Assets Under Management (in millions):	$4,403	$3,708	$1,531	$524	$250

ITEM 7:	Management’s Discussion and Analysis of Financial Condition and Results of Operation
In this section the Company discusses and analyzes the consolidated results of operations for the past three fiscal years and other factors that may affect future financial performance. This discussion should be read in conjunction with the consolidated Financial Statements, Notes to the Consolidated Financial Statements, and Selected Financial Data.
The Company’s revenue is derived primarily from investment advisory and administration fees received from Diamond Hill Funds and investment advisory and performance incentive fees received from separate accounts and private investment funds. Investment advisory and administration fees paid to the Company are based on the value of the investment portfolios managed by the Company and fluctuate with changes in the total value of the assets under management. Such fees are recognized in the period that the Company manages these assets. Performance incentive fees are earned in the amount of 20% on the amount of client annual investment performance in excess of a 5% annual return hurdle. Because performance incentive fees are based primarily on the performance of client accounts, they can be volatile from period to period. The Company’s major expense is employee compensation and benefits.
Revenues are highly dependant on both the value and composition of assets under management (“AUM”). The following is a summary of the firm’s AUM for each of the prior three years and a roll-forward of this three year growth:

	Assets Under Management by Product
	As of December 31,
(in millions)	2007	2006	2005
Mutual funds	$2,910	$2,518	$907
Separate accounts	998	875	513
Private investment funds	495	315	111

Total AUM	$4,403	$3,708	$1,531

(in millions)	2007	2006	2005
AUM at beginning of year	$3,708	$1,531	$524
Net cash inflows
mutual funds	362	1,333	617
separate accounts	70	441	212
private investment funds	170	164	67

	602	1,938	896
Net market appreciation and income	93	239	111

Increase during the year	695	2,177	1,007

AUM at end of year	$4,403	$3,708	$1,531

Consolidated Results of Operations
The following is a discussion of the consolidated results of operations of the Company and a detailed discussion of the Company’s revenues and expenses.

	2007	2006	% Change	2006	2005	% Change
Net income (in thousands)	$9,932	$8,065	23%	$8,065	$3,651	121%

Net income per share
Basic	$4.61	$4.51	2%	$4.51	$2.21	104%
Diluted	$4.39	$3.63	21%	$3.63	$1.83	98%

Weighted average shares outstanding (in thousands)
Basic	2,156	1,787		1,787	1,655
Diluted	2,264	2,220		2,220	1,996

Year Ended December 31, 2007 compared with Year Ended December 31, 2006
The Company posted net income of $9,932,315 ($4.39 per diluted share) for the year ended December 31, 2007, compared with net income of $8,065,133 ($3.63 per diluted share) for the year ended December 31, 2006. The increase in profitability is directly attributable to an increase in investment advisory and mutual fund administration fees which are correlated to an increase in AUM of $695 million during 2007. The increase in profitability was achieved despite a 98% decrease in performance incentive fees due to investment performance in client portfolios not exceeding the hurdle rate.
Operating expenses increased by 23% in 2007 primarily driven by the following:
▪	Employee compensation expense increased by 10%, or $1,859,016 primarily due to an increase in overall staff from 31 to 42.

▪	Consistent with continued growth in mutual fund assets under management, mutual fund administration expense increased by 44%, or $734,716.

▪	Consistent with higher investment advisory incentive fees, third party distribution expenses increased by 94%, or $730,839. A large portion of this increase was related to an increase in assets of the Company’s private investment funds.

Year Ended December 31, 2006 compared with Year Ended December 31, 2005
The Company posted net income of $8,065,133 ($3.63 per diluted share) for the year ended December 31, 2006, compared with net income of $3,650,766 ($1.83 per diluted share) for the year ended December 31, 2005. The increase in profitability is primarily attributable to the following factors:
▪	The Company’s investment advisory fee and mutual fund administration fee increase is substantially due to an increase in AUM of $2.2 billion during 2006.

▪	Performance incentive fees increased by 172% due to increased AUM and strong investment performance.

▪	Investment income grew by $1.9 million due to a larger investment in the private investment funds and strong investment performance.
Operating expenses increased by 150% in 2006 primarily driven by the following:
▪	Employee compensation expense increased by 163%, or $11.3 million primarily due to higher incentive compensation and an overall staff increase of 52%, primarily on the investment team.

▪	Consistent with continued growth in mutual fund assets under management, mutual fund administration expense increased by 104%, or $860,496.

▪	Consistent with higher investment advisory and performance incentive fees, third party distribution expenses increased by 252%, or $559,385. A large portion of this increase was related to the new third party placement firm hired during 2006 to focus on distribution of the private investment funds.
Revenue

(in Thousands)	2007	2006	% Change	2006	2005	% Change
Investment advisory	$35,165	$20,247	74%	$20,247	$6,489	212%
Performance incentive	174	7,947	-98%	7,947	2,916	173%
Mutual fund administration, net	5,969	3,710	61%	3,710	841	341%
Total	41,308	31,904	29%	31,904	10,246	211%

Revenue for the Year Ended December 31, 2007 compared with Year Ended December 31, 2006
As a percent of total 2007 revenues, investment advisory fees account for 85%, performance incentive fees account for less than 1%, and mutual fund administration makes up the remaining 14%. This compares to 63%, 25%, and 12%, respectively for 2006.
Investment Advisory Fees. Investment advisory fees are generally calculated as a percent of average net assets under management at various levels depending on the investment product. The Company’s average advisory fee rate for the year ended December 31, 2007 was 0.83% compared to 0.76% for the year ended December 31, 2006. This increase was mainly due to the increase in assets under management in the long-short products, which have a higher advisory fee. The overall increase in investment advisory fees year over year was primarily due to an increase in AUM of $695 million in 2007.
Performance Incentive Fees. Performance incentive fees are equal to 20% of the performance increase in client accounts after a 5% annual hurdle is achieved. The fees are dependent on both assets under management and absolute investment performance in client accounts and can be very volatile from period to period. Incentive fee AUM totaled $581 million at December 31, 2007 compared to $374 million at the end of 2006. Despite the 55% increase in incentive fee AUM, absolute investment performance in client accounts during 2007 generally did not exceed the required 5% annual hurdle and therefore performance incentive fees were down 98% compared to 2006.
Mutual Fund Administration Fees. Mutual fund administration fees are calculated as a percent of average net assets under administration in the Diamond Hill Funds. The Company earns 0.32% on Class A and Class C shares and 0.18% on Class I shares. As assets in the Funds have grown the Company has realized certain economies of scale; and as a result, the Company has lowered its administration fees by approximately 10% in each of the last three years to pass on those economies of scale to fund shareholders. The Company expects to lower its administration fees again effective April 30, 2008. Despite lowering fees by 11% during 2007, fund administration revenues increased by $2.3 million over 2006 due to the increase in assets under administration.

Revenue for the Year Ended December 31, 2006 compared with Year Ended December 31, 2005
As a percent of total 2006 revenues, investment advisory fees accounted for 63%, performance incentive fees accounted for 25%, and mutual fund administration made up the remaining 12%. This compares to 63%, 28%, and 9%, respectively for 2005.
Investment Advisory Fees. Investment advisory fees are calculated as a percent of average net assets under management at various levels depending on the investment product. The Company’s average advisory fee rate for the year ended December 31, 2006 was 0.76% compared to 0.72% for the year ended December 31, 2005. This increase was mainly due to the increase in assets under management in the long-short products, which have a higher advisory fee. The overall increase in investment advisory fees was primarily due to an increase in AUM of $2.2 billion in 2006. The largest increase in 2006 came from the Diamond Hill Long-Short fund which increased $924 million, or 300% from 2005 to 2006.
Performance Incentive Fees. Performance incentive fees are equal to 20% of the performance increase in client accounts after a 5% annual hurdle is achieved. The fees are dependent on both assets under management and absolute investment performance in client accounts and can be volatile from period to period. Incentive fee AUM totaled $374 million at December 31, 2006 compared to $117 million at the end of 2005. Strong investment performance coupled with a 220% increase in incentive fee AUM contributed to the $5 million increase in fees for 2006 compared to 2005. In June 2006, the Company launched two new private investment funds, which provided for additional incentive fees. In conjunction with the launch of these two funds, a third party placement firm was hired to market the new funds as well as the Company’s existing private investment fund. To date, efforts by the third party placement firm have been successful.
Mutual Fund Administration Fees. Mutual fund administration fees are calculated as a percent of average net assets under administration in the Diamond Hill Funds. The Company earns 0.36% on Class A and Class C shares and 0.18% on Class I shares. As assets in the Funds have grown the Company has realized certain economies of scale; and as a result, the Company has lowered its administration fees by approximately 10% in each of the last two years to pass on those economies of scale to fund shareholders. The Company lowered its administration fees again effective April 30, 2007. Despite lowering fees by 10% during 2006, fund administration revenues increased by $2.9 million from 2005 to 2006.
Expenses

(in Thousands)	2007	2006	% Change	2006	2005	% Change
Compensation and related costs	$20,007	$18,148	10%	$18,148	$6,878	164%
General and administrative	2,659	1,137	134%	1,137	679	67%
Sales and marketing	632	384	65%	384	248	55%
Third party distribution	1,512	781	94%	781	222	252%
Mutual fund administration	2,420	1,686	44%	1,686	825	104%

Total	27,230	22,136	23%	22,136	8,852	150%

Expenses for the Year Ended December 31, 2007 compared with Year Ended December 31, 2006
Compensation and Related Costs. Employee compensation and benefits increased by $1.9 million, or 10%, in 2007, primarily due to a 31% increase in the number of staff.
General and Administrative. The increase in general and administrative expenses of $1.5 million, or 134%, resulted from general increases associated with the overall growth of the Company, and an increase in expenditures for investment research and portfolio accounting systems. Additionally, during the third quarter of 2007 the Company incurred a $452,000 loss related to a trading error in a client account.
Sales and Marketing. Sales and marketing expenses increased by $248 thousand, or 65% during 2007. This increase is commensurate with the increase in investment advisory revenue and was primarily due to increased expense related to marketing materials and additional travel related expense incurred related to new business attained during the year.
Third Party Distribution. Third party distribution expense represents payments made to third party intermediaries directly related to sales made by those parties of the Company’s investment products. Substantially all of this expense in 2007 and 2006 is related to new client investments in the Company’s private investment funds. The year over year increases directly correspond to the increase in investment advisory fees earned by the Company.
Mutual Fund Administration. Mutual fund administration expenses increased by $734 thousand during 2007. A large portion of mutual fund administration expense is calculated based on a percent of assets under administration in the Diamond Hill Funds. The year over year increases are consistent with the continued growth in assets under administration.
Expenses for the Year Ended December 31, 2006 compared with Year Ended December 31, 2005
Compensation and Related Costs. Employee compensation and benefits increased by $11.3 million, or 164%, in 2006, primarily due to incentive bonuses associated with strong long-term investment performance and a 52% increase in the number of staff, primarily on the investment team.
General and Administrative. The increase in general and administrative expenses of $458 thousand, or 67%, resulted from increased legal and audit fees related to Sarbanes-Oxley, additional investment research costs, and additional rent expense associated with the larger office space the Company moved into during 2006.
Sales and Marketing. Sales and marketing expenses increased by $136 thousand, or 55% during 2006. This increase was primarily due to increased expense related to marketing materials and additional travel expense incurred related to new business attained during the year. Meals and entertainment were flat year over year.
Third Party Distribution. Third party distribution expense represents payments made to third party intermediaries directly related to sales made by those parties of the Company’s investment products. Substantially all of this expense in 2006 and 2005 was related to new client investments in the Company’s private investment funds. The year over year increases directly correspond to the increase in investment advisory and performance incentive fees earned by the Company.
Mutual Fund Administration. Mutual fund administration expense increased by $860 thousand in 2006. A large portion of mutual fund administration expense is calculated based on a percent of assets under administration in the Diamond Hill Funds. The year over year increases are consistent with the continued growth in assets under administration.
Liquidity and Capital Resources
The Company’s entire investment portfolio is in readily marketable securities, which provide for cash liquidity, if needed. Investments in mutual funds are valued at their quoted current net asset value. Investments in private investment funds and equity securities are valued independently based on readily available market quotations. Inflation is expected to have no material impact on the Company’s performance.
As of December 31, 2007, the Company had working capital of approximately $37.5 million compared to $19.1 million at December 31, 2006. Working capital includes cash, securities owned and accounts receivable, net of all liabilities. The Company has no debt and its available working capital is expected to be sufficient to cover current expenses. The Company does not expect any material capital expenditures during 2008; however, capital levels are expected to be impacted by future stock-based option and warrant exercises.
Operating activities during 2007 provided cash flows of $10 million, down $8.1 million from 2006, including increased net income of $1.9 million and non-cash stock-based compensation expense of $1.4 million. Net cash used in investing activities totaled $15 million, up just over $4 million from 2006. The Company’s investments in mutual funds and equity securities made from its larger available cash balances were $15.3 million in 2007, up $4.1 million from 2006. Decreased capital spending for property and equipment was $304 thousand in 2007, a decline of $151 thousand from 2006. Net cash provided by financing activities was $7.5 million in 2007, up $6.7 million from 2006. Substantially all of this increase was due to common stock issued during 2007 relating to the exercise of options and warrants.
Operating activities during 2006 provided cash flows of $18.1 million, up $15.3 million from 2005, including increased net income of $4.4 million and increased accrued liabilities of $11.5 million. Net cash used in investing activities totaled $11.6 million, up $8.3 million from 2005. The Company’s investments in mutual funds and private investment funds made from its larger available cash balances were $7.9 million more in 2006 than in 2005. Capital spending for property and equipment was $455 thousand in 2006, an increase of $426 thousand from 2005. Net cash used in financing activities was $760 thousand in 2006, a decline of $2.1 million from 2005.
Property and equipment expenditures in 2008, including those for the build-out of the Company’s expanded operating facilities, are anticipated to be approximately $180 thousand and are expected to be funded from cash balances.
Selected Quarterly Information
Unaudited quarterly results of operations for the years ended December 31, 2007 and 2006 is summarized below:

	At or For the Quarter Ended
	2007				2006
(in thousands)	12/31	09/30	06/30	03/31	12/31	09/30	06/30	03/31

Assets Under Management (in millions)	$4,403	$4,380	$4,479	$4,169	$3,708	$3,117	$2,734	$2,181
Total revenue	10,883	10,701	10,369	9,355	13,420	6,655	6,249	5,580
Total operating expenses	6,847	7,168	6,947	6,268	8,973	4,634	4,443	4,086

Operating income	4,036	3,533	3,422	3,087	4,447	2,021	1,806	1,494

Net income	$2,876	$2,648	$2,414	$1,994	$4,082	$1,362	$1,368	$1,253

Diluted EPS	$1.23	$1.14	$1.05	$0.91	$1.72	$0.61	$0.62	$0.58

Diluted shares outstanding	2,335	2,322	2,302	2,196	2,281	2,239	2,200	2,172

Contractual Obligations
The following table presents (in thousands) a summary of the Company’s future obligations under the terms of an operating lease and other contractual purchase obligations at December 31, 2007. Other purchase obligations include contractual amounts that will be due for the purchase of services to be used in the Company’s operations such as mutual fund sub-administration and portfolio accounting software. These obligations may be cancelable at earlier times than those indicated under certain conditions that may involve termination fees. Because these obligations are of a normal recurring nature, the Company expects that it will fund them from future cash flows from operations. The information presented does not include operating expenses or capital expenditures that will be committed in the normal course of operations in 2008 and future years:

	Total	2008	2009-2010	2011-2012	Later
Operating lease obligations	$1,329,000	$231,000	$469,000	$499,000	$130,000
Purchase obligations	$1,800,000	$1,700,000	$100,000	$—	$—

Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements with any obligation under a guarantee contract, or a retained or contingent interest in assets or similar arrangement that serves as credit, liquidity or market risk support for such assets, or any other obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument or arising out of a variable interest.
Critical Accounting Policies and Estimates
Provisions for Income Tax Taxes. The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 — “Accounting for the Uncertainty in Income Taxes” (“FIN 48”), an interpretation of SFAS 109. As a result of the implementation of FIN 48, the Company recognized no adjustment in the net tax liability.
Revenue Recognition on Incentive-Based Advisory Contracts. The Company has certain investment advisory contracts in which a portion of the fees are based on investment performance achieved in the respective client portfolio in excess of five percent. EITF Abstract Topic No. D-96, “Accounting for Management Fees Based on a Formula,” identifies two methods by which incentive revenue may be recorded. Under “Method 1,” incentive fees are recorded at the end of the contract year. Under “Method 2,” incentive fees are recorded periodically and calculated as the amount that would be due under the formula at any point in time as if the contract was terminated at that date. Management has chosen the more conservative method (“Method 1”), in which performance fees are recorded at the end of the contract period provided for by the contract terms.
Newly Issued But Not Yet Adopted Accounting Standards
Each reporting period the Company considers all newly issued but not yet adopted standards applicable to its operations and the preparation of the Company’s consolidated statements. One such standard, SFAS No. 157, “Fair Value Measurements”, may add additional note disclosures to the Company’s 2008 financial statements about the valuation of its corporate investments. Adoption of SFAS No. 157 should not have a material effect on the Company’s financial position or results of operations.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk
The Company’s revenues and net income are based primarily on the value of assets under its management. Accordingly, declines in financial market values directly and negatively impact its investment advisory revenues and net income.
The Company invests in Diamond Hill Funds, its private investment funds, and other equity securities, which are market risk sensitive financial instruments. These investments have inherent market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair value. Each equity fund and its underlying net assets are also subject to market risk, which may arise from changes in equity prices. The bond fund is also subject to market risk which may arise from changes in equity prices, credit ratings and interest rates. Market prices fluctuate and the amount realized upon subsequent sale may differ significantly from the reported market value.
The table below summarizes the Company’s market risks as of December 31, 2007, and shows the effects of a hypothetical 10% increase and decrease in equity and bond investments.

		Fair Value Assuming	Fair Value Assuming
	Fair Value as of	a Hypothetical 10%	a Hypothetical 10%
	December 31, 2007	Increase	Decrease
Equity investments	$30,270,597	$33,297,657	$27,243,537
Bond fund investments	3,765,566	4,142,123	3,389,009

Total	$34,036,163	$37,439,780	$30,632,546

ITEM 8. Financial Statements and Supplementary Data
Report of Independent Registered Public
Accounting Firm on Consolidated Financial Statements
The Shareholders and Board of Directors of
Diamond Hill Investment Group, Inc.:
We have audited the accompanying balance sheets of Diamond Hill Investment Group, Inc. and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Hill Investment Group, Inc. and its subsidiaries as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Diamond Hill Investment Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
/s/ Plante & Moran, PLLC
Columbus, Ohio
March 7, 2008

Diamond Hill Investment Group, Inc.
Consolidated Balance Sheets

	December 31,
	2007	2006
ASSETS
Cash and cash equivalents	$11,783,278	$9,836,989
Investment portfolio	34,036,163	19,108,682
Accounts receivable	5,694,274	6,924,008
Prepaid expenses	1,115,728	869,501
Fixed assets, net of depreciation, and other assets	654,500	497,297

Total assets	$53,283,943	$37,236,477

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	$979,467	$1,217,114
Accrued incentive compensation	12,450,000	13,637,000
Deferred taxes	546,944	1,899,106

Total liabilities	13,976,411	16,753,220

Commitments and contingencies	—	—

Shareholders’ Equity
Common stock, no par value
7,000,000 shares authorized;
2,243,653 issued and outstanding at December 31, 2007
1,848,472 issued 1,838,435 outstanding at December 31, 2006	27,719,024	16,515,256
Preferred stock, undesignated, 1,000,000 shares authorized and unissued	—	—
Treasury stock, at cost
0 shares at December 31, 2007
10,037 shares at December 31, 2006	—	(95,736)
Deferred compensation	(4,056,015)	(2,355,499)
Retained earnings	15,644,523	6,419,236

Total shareholders’ equity	39,307,532	20,483,257

Total liabilities and shareholders’ equity	$53,283,943	$37,236,477

The accompanying notes are an integral part of these financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Income

	Year Ended December 31,
	2007	2006	2005
REVENUES:
Investment advisory	$35,165,043	$20,246,624	$6,488,767
Performance incentive	174,292	7,947,434	2,915,771
Mutual fund administration, net	5,968,603	3,710,141	841,527

Total revenue	41,307,938	31,904,199	10,246,065

OPERATING EXPENSES:
Compensation and related costs	20,006,542	18,147,526	6,877,929
General and administrative	2,658,649	1,137,319	678,939
Sales and marketing	631,911	383,994	247,972
Third party distribution	1,512,095	781,256	221,871
Mutual fund administration	2,420,252	1,685,536	825,040

Total operating expenses	27,229,449	22,135,631	8,851,751

NET OPERATING INCOME	14,078,489	9,768,568	1,394,314

Investment Return	909,134	2,526,620	594,777

INCOME BEFORE TAXES	14,987,623	12,295,188	1,989,091

Income tax (provision) / benefit	(5,055,308)	(4,230,055)	1,661,675

NET INCOME	$9,932,315	$8,065,133	$3,650,766

Earnings per share
Basic	$4.61	$4.51	$2.21

Diluted	$4.39	$3.63	$1.83

Weighted average shares outstanding
Basic	2,155,829	1,787,390	1,654,935

Diluted	2,264,234	2,219,580	1,996,176

The accompanying notes are an integral part of these financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Shareholders’ Equity

					Retained
	Shares	Common	Treasury	Deferred	Earnings
	Outstanding	Stock	Stock	Compensation	(Deficit)	Total
Balance at January 1, 2005	1,613,060	$10,204,714	$(1,229,378)	$(124,550)	$(5,284,447)	$3,566,339
Deferred compensation	15,000	143,700	85,800	(229,500)	—	—
Recognition of current year deferred compensation	—	—	—	61,669	—	61,669
FAS 123R compensation expense	—	634,712	—	—	—	634,712
Tax benefit from options and warrants exercised	—	108,457	—	—	—	108,457
Sale of treasury stock	127,839	2,107,861	731,208	—	—	2,839,069
Net income	—	—	—	—	3,650,766	3,650,766

Balance at December 31, 2005	1,755,899	$13,199,444	$(412,370)	$(292,381)	$(1,633,681)	$10,861,012
Deferred compensation	44,482	2,246,503	160,101	(2,406,604)	—	—
Recognition of current year deferred compensation	—	—	—	343,486	—	343,486
FAS 123R compensation expense	—	27,597	—	—	—	27,597
Tax benefit from options and warrants exercised	—	426,419	—	—	—	426,419
Sale of treasury stock	34,054	525,293	156,533		(12,216)	669,610
Exercise of 4,000 warrants for common stock	4,000	90,000	—	—	—	90,000
Net income	—	—	—	—	8,065,133	8,065,133

Balance at December 31, 2006	1,838,435	$16,515,256	$(95,736)	$(2,355,499)	$6,419,236	$20,483,257
Deferred compensation	36,000	3,089,280	—	(3,089,280)	—	—
Recognition of current year deferred compensation	—	—	—	1,388,764	—	1,388,764
Issuance of stock grants	57,254	5,628,641	—	—	—	5,628,641
Issuance of stock related to 401k plan match	2,582	202,019	—	—	—	202,019
FAS 123R compensation expense	—	8,152	—	—	—	8,152
Tax benefit from options and warrants exercised	—	6,015,186	—	—	—	6,015,186
Payment of taxes withheld related to option exercises	(85,518)	(8,020,273)	—	—	—	(8,020,273)
Purchase of treasury stock related to option exercises	(15,797)	—	(1,344,958)	—	—	(1,344,958)
Sale of treasury stock for issuance of stock grant	614	25,874	38,903	—	—	64,777
Sale of treasury stock for 401k plan match	2,423	57,061	177,435	—	—	234,496
Sale of treasury stock related to option exercises	22,585	57,084	1,224,356	—	(707,028)	574,412
Exercise of options/warrants for common stock	390,017	4,500,478	—	—	—	4,500,478
Repurchase of common stock	(4,942)	(359,734)	—	—	—	(359,734)
Net income	—	—	—	—	9,932,315	9,932,315

Balance at December 31, 2007	2,243,653	$27,719,024	$—	$(4,056,015)	$15,644,523	$39,307,532

The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Cash Flow

	Year Ended December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$9,932,315	$8,065,133	$3,650,766
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation on property and equipment	147,059	69,165	39,950
Amortization of deferred compensation	1,388,764	343,486	61,669
(Increase) decrease in accounts receivable	1,229,734	(5,026,307)	(532,201)
Increase (decrease) in deferred income taxes	(1,352,162)	4,071,965	(1,661,675)
Stock option expense	8,152	27,597	634,712
(Increase) decrease in unrealized gains	389,771	(2,110,524)	(487,300)
Increase (decrease) in accrued liabilities	(1,424,647)	12,991,309	1,485,277
Other changes in assets and liabilities	(246,227)	(289,392)	(330,237)

Net cash provided by operating activities	10,072,759	18,142,432	2,860,961

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(304,262)	(454,599)	(28,322)
Investment portfolio activity	(15,317,252)	(11,142,788)	(3,241,940)

Net cash used in investing activities	(15,621,514)	(11,597,387)	(3,270,262)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for repurchase of common shares	(359,734)	—	—
Payment of taxes withheld on option/warrant exercises	(8,020,273)	—	—
Proceeds from common stock issuance	16,346,324	90,000	—
Purchase of treasury stock	(1,344,958)	—	—
Sale of treasury stock	873,685	669,610	2,839,069

Net cash provided by financing activities	7,495,044	759,610	2,839,069

CASH AND CASH EQUIVALENTS
Net change during the period	1,946,289	7,304,655	2,429,768
At beginning of period	9,836,989	2,532,334	102,566

At end of period	$11,783,278	$9,836,989	$2,532,334

Cash paid during the period for:
Interest	$—	$—	$—
Income taxes	435,682	91,000	—
The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.
Notes to Consolidated Financial Statements
Note 1 Organization
Diamond Hill Investment Group, Inc. (the “Company”) was incorporated as a Florida corporation in April 1990 and in May 2002 merged into an Ohio corporation formed for the purpose of reincorporating in Ohio, where the Company’s principal place of business is located. The Company has two operating subsidiaries.
Diamond Hill Capital Management, Inc. (“DHCM”), an Ohio corporation, is a wholly owned subsidiary of the Company and a registered investment advisor. DHCM is the investment adviser to the Diamond Hill Funds (the “Funds”), a series of open-end mutual funds, private investment funds (“Private Funds”), and also offers advisory services to institutional and individual investors.
Diamond Hill GP (Cayman) Ltd. (“DHGP”) was incorporated in the Cayman Islands as an exempted company on May 18, 2006 for the purpose of acting as the general partner of a Cayman Islands exempted limited partnership, which partnership acts as a master fund for Diamond Hill Offshore Ltd., a Cayman Islands exempted company; and Diamond Hill Investment Partners II, L.P., an Ohio limited partnership. Diamond Hill GP (Cayman) Ltd. has no operating activity.
Note 2 Significant Accounting Policies
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the periods. Actual results could differ from those estimates. The following is a summary of the Company’s significant accounting policies:
Principles of Consolidation
The accompanying consolidated financial statements include the operations of the Company and DHCM. All material inter-company transactions and balances have been eliminated in consolidation.
Segment Information
SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes disclosure requirements relating to operating segments in annual and interim financial statements. Management has determined that the Company operates in one business segment, namely as an investment adviser managing mutual funds, separate accounts, and private investment funds.
Cash and Cash Equivalents
Cash and cash equivalents include demand deposits and money market funds.
Accounts Receivable
Accounts receivable are recorded when they are due and are presented in the balance sheet, net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company’s historical losses, existing conditions in the industry, and the financial stability of those individuals or entities that owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2007 and 2006.

Note 2 Significant Accounting Policies (Continued)
Valuation of Investment Portfolio
Investments in mutual funds are valued at their quoted closing current net asset values, or NAVs, per share of each mutual fund. Investments in Private Funds and other equity securities are independently valued based on readily available market quotations. The changes in market values on the investments are recorded in the Consolidated Statement of Income as investment returns.
Limited Partnership Interests
DHCM is the managing member of Diamond Hill General Partner, LLC, the General Partner of Diamond Hill Investment Partners, LP (“DHIP”) and Diamond Hill Investment Partners II, LP (“DHIP II”), each a limited partnership whose underlying assets consist of marketable securities. DHCM in its role as the managing member of the General Partner exerts significant influence over the financial and operating policies of DHIP and DHIP II but does not exercise control. Therefore, DHCM’s investment in DHIP and DHIP II is accounted for using the equity method, under which DHCM’s share of the net earnings or losses from the partnership is reflected in income as earned, and distributions received are reflected as reductions from the investment. Several board members, officers and employees of the Company invest in DHIP and DHIP II through Diamond Hill General Partner, LLC. These individuals receive no remuneration as a result of their personal investment in DHIP or DHIP II. The capital of Diamond Hill General Partner, LLC is not subject to a management fee or an incentive fee.
Property and Equipment
Property and equipment, consisting of computer equipment, furniture, and fixtures, is carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated lives of three to seven years.
Treasury Stock
Treasury stock purchases are accounted for under the cost method. The subsequent issuances of these shares are accounted for based on their weighted-average cost basis.
Revenue Recognition — General
The Company earns substantially all of its revenue from investment advisory and fund administration services. Mutual fund investment advisory and administration fees, calculated as a percentage of assets under management, are recorded as revenue as services are performed. Managed account and private investment fund clients provide for monthly or quarterly management fees, in addition to quarterly or annual performance fees.

Note 2 Significant Accounting Policies (Continued)
Revenue Recognition – Performance Incentive Revenue
The Company’s private investment funds and certain managed accounts provide for performance incentive fees. EITF Abstract Topic No. D-96, “Accounting for Management Fees Based on a Formula”, identifies two methods by which incentive revenue may be recorded. Under “Method 1”, incentive fees are recorded at the end of the contract period; under “Method 2”, the incentive fees are recorded periodically and calculated as the amount that would be due under the formula at any point in time as if the contract was terminated at that date. Management has chosen the more conservative method (“Method 1”), in which incentive fees are recorded at the end of the contract period for the specific client in which the incentive fee applies. The table below shows assets under management (“AUM”) subject to performance incentive fees and the performance incentive fees as calculated under each of the above methods:

	As Of December 31,
	2007	2006	2005
AUM — Contractual Period Ends Quarterly	$193,342,530	$240,725,253	$117,327,715
AUM — Contractual Period Ends Annually	387,466,713	133,128,473	—

Total AUM Subject to Performance Incentive	$580,809,243	$373,853,726	$117,327,715

	For The Period Ending December 31,
	2007	2006	2005
Performance Incentive Fees — Method 1	$174,292	$7,947,434	$2,915,771
Performance Incentive Fees — Method 2	174,292	7,947,434	2,915,771
Amounts under Method 1 and Method 2 may differ throughout the year, but will generally be the same at fiscal year end because all client account contract period’s end on December 31.
Revenue Recognition – Mutual Fund Administration
DHCM has an administrative, fund accounting and transfer agency services agreement with the Diamond Hill Funds (“Funds”), under which DHCM performs certain services for each fund. These services include mutual fund administration, accounting, transfer agency and other related functions. For performing these services, each fund compensates DHCM a fee at an annual rate of 0.32% for Class A and Class C shares and 0.18% for Class I shares times each series’ average daily net assets. Effective April 30, 2007, the fee for administrative services was reduced from 0.36% to 0.32% for Class A and Class C shares. The Funds have selected and contractually engaged certain vendors to fulfill various services to benefit the Funds’ shareholders or to satisfy regulatory requirements of the Funds. These services include, among others, required fund shareholder mailings, registration fees, legal and audit fees. DHCM, in fulfilling a portion of its role under the administration agreement with the Funds, acts as agent to pay these obligations of the Funds. Each vendor is independently responsible for fulfillment of the services it has been engaged to provide and negotiates fees and terms with the management and board of trustees of the Funds. The fee that the Funds pay to DHCM is reviewed annually by the Funds’ board of trustees and specifically takes into account the contractual expenses that DHCM pays on behalf of the Funds. As a result, DHCM is not involved in the delivery or pricing of these services and bears no risk related to these services. Consistent with EITF 99-19, revenue has been recorded net of these Fund expenses. In addition, DHCM finances the up-front commissions which are paid by the Fund’s principal underwriter to brokers who sell C shares of the Funds. As financer, DHCM advances to the underwriter the commission amount to be paid to the selling broker at the time of sale. This advancement is capitalized and amortized over 12 months to correspond with the re-payments DHCM receives from the principal underwriter to recoup this commission advancement. Mutual fund administration (“admin”) gross and net revenue are summarized below:

Note 2 Significant Accounting Policies (Continued)

	Year Ended December 31,
	2007	2006	2005
Mutual fund admin revenue, gross	$8,226,438	$5,795,110	$1,736,346
Mutual fund admin, fund related expense	2,393,732	2,183,599	927,043

Mutual fund admin revenue, net of fund related expenses	5,832,706	3,611,511	809,303

C-Share advance repayments	1,970,006	1,210,697	579,285
C-Share amortization of advances	1,834,109	1,112,067	547,061

C-Share financing activity, net	135,897	98,630	32,224

Mutual fund administration revenue, net	$5,968,603	$3,710,141	$841,527

Third Party Distribution Expense
Third party distribution expenses are earned by various third party financial services firms based on sales and/or assets of the Company’s investment products generated by the respective firm. Expenses recognized represent actual payments made to the third party firms and are recorded in the period earned based on the terms of the various contracts.
Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No.
109 – “Accounting for Income Taxes” (“SFAS 109”). A net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.
Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 – “Accounting for the Uncertainty in Income Taxes” (“FIN 48”), an interpretation of SFAS 109. As a result of the implementation of FIN 48, the Company recognized no adjustment in the net liability.
Earnings Per Share
Basic earnings per share (“EPS”) excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of EPS that could occur if options, warrants, and restricted stock units to issue common stock were exercised.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year financial presentation.

Note 3 Investment Portfolio
As of December 31, 2007, the Company held investments worth $34.0 million and a cost basis of $31.3 million. The following table summarizes the market value of these investments over the last two fiscal years:

	Year Ended December 31,
	2007	2006
Diamond Hill Small Cap Fund	$1,039,517	$65,371
Diamond Hill Small-Mid Cap Fund	1,016,243	330,546
Diamond Hill Large Cap Fund	1,017,340	292,369
Diamond Hill Select Fund	1,015,803	342,121
Diamond Hill Long-Short Fund	1,027,615	295,953
Diamond Hill Financial Long-Short Fund	1,025,356	300,000
Diamond Hill Strategic Income Fund	3,765,566	2,916,069
Diamond Hill Investment Partners, L.P.	10,070,021	9,744,285
Diamond Hill Investment Partners II, L.P.	5,058,702	4,821,968
Other marketable equity securities	9,000,000	—

Total Investment Portfolio	$34,036,163	$19,108,682

DHCM is the managing member of the Diamond Hill General Partner LLC, which is the General Partner of DHIP and DHIP II. The underlying assets of DHIP and DHIP II of cash and marketable equity securities whose values are determined based on independent readily available market quotations. The Company, as the parent entity to DHCM, is not contingently liable for the partnership’s liabilities but rather is only liable for its proportionate share, based on its membership interest. DHCM, as the managing member of the General Partner, is also not contingently liable for the partnership’s liabilities. Summary financial information, including the Company’s carrying value and income from these partnerships is as follows:

	December 31,
	2007	2006	2005
Total partnership assets	$360,372,685	$357,375,152	$176,442,538
Total partnership liabilities	80,007,267	146,918,057	69,122,518
Net partnership assets	280,365,418	210,457,095	107,320,020
Net partnership income	6,581,829	35,961,019	20,215,378

DHCM’s portion of net assets	15,128,723	14,566,253	4,051,059
DHCM’s portion of net income	562,469	6,515,194	2,972,757
DHCM’s income from these partnerships includes its pro-rata capital allocation and its share of an incentive allocation from the limited partners.

Note 4 Capital Stock
Common Shares
The Company has only one class of securities, Common Shares.
Authorization of Preferred Shares
The Company’s Articles of Incorporation authorize the issuance of 1,000,000 shares of “blank check” preferred shares with such designations, rights and preferences, as may be determined from time to time by the Company’s Board of Directors. The Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights, which could adversely affect the voting or other rights of the holders of the Common Shares. There were no shares of preferred stock issued or outstanding at December 31, 2007.
Note 5 Stock-Based Compensation
Equity Incentive Plans
2005 Employee and Director Equity Incentive Plan
At the Company’s annual shareholder meeting on May 12, 2005, shareholders approved the 2005 Employee and Director Equity Incentive Plan (“2005 Plan”). The 2005 Plan is intended to facilitate the Company’s ability to attract and retain staff, provide additional incentive to employees, directors and consultants, and to promote the success of the Company’s business. The Plan authorizes the issuance of Common Shares of the Company in various forms of stock or option grants. As of December 31, 2007 shares available for issuance under the Plan are 425,250. The Plan provides that the Board of Directors, or a committee appointed by the Board, may grant awards and otherwise administer the Plan.
1993 Non-qualified and Incentive Stock Option Plan
The Company adopted a Non-Qualified and Incentive Stock Option Plan in 1993 that authorized the grant of options to purchase an aggregate of 500,000 shares of the Company’s Common Stock. The Plan provides that the Board of Directors, or a committee appointed by the Board, may grant options and otherwise administer the Option Plan. This Plan expired by its terms in November 2003. Options outstanding under this Plan are not affected by the Plan’s expiration.
Equity Compensation Grants
On May 13, 2004 the Company’s shareholders approved terms and conditions of certain equity compensation grants to three key employees. Under the approved terms a total of 75,000 shares of restricted stock and restricted stock units were issued to the key employees on May 31, 2004. The restricted stock and restricted stock units are restricted from sale and do not vest until May 31, 2009.
These grants, along with other restricted stock grants which vest over time, are recorded as deferred compensation on grant date and then recognized as compensation expense over the vesting period of the respective grant.
401(k) Plan
The Company sponsors a 401(k) plan whereby all employees participate in the plan. Employees may contribute a portion of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions of Common Shares of the Company with a value equal to 200 percent of the first six percent of an employee’s compensation contributed to the plan. Employees become fully vested in the matching contributions after six plan years of employment. For the years ended December 31, 2007, 2006, and 2005, expenses attributable to the plan were $437,413, $327,090 and $238,073, respectively.

Note 5 Stock-Based Compensation (Continued)
Effective October 1, 2005, the Company adopted SFAS No. 123(R), “Accounting for Stock-Based Compensation” (“SFAS 123R”). SFAS 123R requires all share-based payments to employees and directors, including grants of stock options, to be recognized as expense in the income statement based on their fair values. The amount of compensation is measured at the fair value of the options when granted, and this cost is expensed over the required service period, which is normally the vesting period of the options. SFAS 123R applies to the Company for options granted or modified after October 1, 2005. SFAS 123R also requires compensation cost to be recorded for prior option grants that vest after the date of adoption.
Stock option and warrant transactions under the various plans for the past three fiscal years are summarized below:

	Options		Warrants
		Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price
Oustanding December 31, 2004	260,202	$10.58	280,400	$12.90
Exercisable December 31, 2004	154,202	$14.52	280,400	$12.90
Granted	71,800	28.10	—	—
Expired / Forfeited	—	—	6,000	14.38
Exercised	29,000	13.21	15,000	14.38

Oustanding December 31, 2005	303,002	14.48	259,400	12.78
Exercisable December 31, 2005	231,002	17.53	259,400	12.78
Granted	—	—	—	—
Expired / Forfeited	—	—	—	—
Exercised	19,900	12.79	10,000	17.88

Oustanding December 31, 2006	283,102	14.60	249,400	12.57
Exercisable December 31, 2006	243,102	16.26	249,400	12.57
Granted	—	—	—	—
Expired / Forfeited	—	—	2,000	—
Exercised	190,602	16.64	222,000	8.65

Oustanding December 31, 2007	92,500	$10.40	25,400	$47.00

Exercisable December 31, 2007	72,500	$12.03	25,400	$47.00

The Company withheld from issuing 85,518 shares of the 412,602 warrants and options exercised in 2007 to fulfill tax withholding requirements related to employee compensation earned on the exercises.
Options and warrants outstanding and exercisable at December 31, 2007 are as follows:

Options				Warrants
	Remaining				Remaining
Number	Life	Number		Number	Life	Number
Outstanding	In Years	Exercisable	Exercise Price	Outstanding	In Years	Exercisable	Exercise Price
10,000	2.61	10,000	$7.95	14,000	0.36	14,000	$73.75
8,000	2.97	8,000	8.44	400	1.00	400	22.20
19,500	2.97	19,500	28.10	3,000	1.37	3,000	22.50
5,000	3.25	5,000	8.45	6,000	2.16	6,000	11.25
50,000	5.43	30,000	4.50	2,000	2.36	2,000	8.75

92,500	4.28	72,500		25,400	1.08	25,400

The aggregate intrinsic value of options/warrants outstanding and exercisable as of December 31, 2007 are:

Outstanding	$6,471,510
Exercisable	$5,099,510

Note 6 Operating Leases
The Company leases approximately 14,187 square feet of office space at 325 John H. McConnell Blvd, Suite 200, Columbus, Ohio 43215 under an operating lease agreement which terminates on July 31, 2013. Total lease and operating expenses for year ended December 31, 2007, 2006, and 2005 were $306,337, $206,917, and $139,250, respectively. The approximate future minimum lease payments under the operating lease are as follows:

2008	2009	2010	2011	2012	2013
$224,000	$231,000	$238,000	$245,000	$254,000	$130,000
In addition to the above rent, the Company will also be responsible for normal operating expenses of the property. Such operating expenses were approximately $9.04 per square foot in 2007, and are expected to be $9.63 in 2008.

Note 7 INCOME TAXES
The Company files a consolidated Federal income tax return. It is the policy of the Company to allocate the consolidated tax provision to subsidiaries as if each subsidiary’s tax liability or benefit were determined on a separate company basis. As part of the consolidated group, subsidiaries transfer to the Company their current Federal tax liability or assets.

	2007	2006	2005
Current city income tax provision (benefit)	$197,760	$158,090	$—
Deferred federal income tax provision (benefit)	4,857,548	4,071,965	(1,661,675)

Provision (benefit) for income taxes	$5,055,308	$4,230,055	$(1,661,675)

A reconciliation of income tax expense at the statutory federal rate to the Company’s income tax expense is as follows:

	2007	2006	2005
Income tax computed at statutory rate	$5,095,792	$4,180,364	$676,291
City income taxes, net of federal benefit	197,760	104,339	—
Other	(238,244)	(54,648)	104,594
Valuation allowance	—	—	(2,442,560)

Income tax expense (benefit)	$5,055,308	$4,230,055	$(1,661,675)

Deferred tax assets and liabilities consist of the following at December 31, 2007 and 2006:

	2007	2006
Deferred tax benefit of NOL Carryforward	$—	$248,686
Stock-based compensation	700,723	111,207
Unrealized (gains) losses	(1,332,895)	(2,264,114)
Other assets and liabilities	85,228	5,115

Net deferred tax assets (liabilities)	$(546,944)	$(1,899,106)

The Company’s deferred tax accounts at December 31, 2005 included a deferred tax asset of $1,661,675 with no offsetting valuation allowance to recognize net operating loss (“NOL”) carryforwards from previous years. Due to the Company’s significant growth during 2005 it was considered more likely than not that the Company would be able to fully realize the benefit of these net operating loss carryforwards.
For the years ended December 31, 2007 and 2006, the Company received federal tax benefits from the exercise of stock-based compensation of $5,764,233 and $402,727 respectively, which resulted in an increase to equity.
As of December 31, 2007, the Company and its subsidiaries had a net operating loss (NOL) carry forward for tax purposes of approximately $5,800,000. The NOL relates to the exercise of stock options and warrants. The tax benefit of the NOL will be recognized in equity when realized. The NOL will expire in 2027. Any future changes in control may limit the availability of NOL carryforwards.

Note 8 Earnings Per Share
The following table sets for the computation for basic and diluted earnings per share (EPS):

	Year ended December 31,
	2007	2006	2005
Basic and Diluted net income	$9,932,315	$8,065,133	$3,650,766
Weighted average number of outstanding shares
Basic	2,155,829	1,787,390	1,654,935
Diluted	2,264,234	2,219,580	1,996,176
Earnings per share
Basic	$4.61	$4.51	$2.21

Diluted	$4.39	$3.63	$1.83

The diluted EPS calculation excludes the effect of stock options when their exercise prices exceed the average market price for the period. For the year ended December 31, 2006 and 2005, stock options and warrants for 30,202 shares were excluded from diluted EPS. For the year ended December 31, 2007, no stock options or warrants were excluded from diluted EPS.
Note 9 Commitments and Contingencies
The Company indemnifies its directors and certain of its officers and employees for certain liabilities that might arise from their performance of their duties to the Company. Additionally, in the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. Certain agreements do not contain any limits on the Company’s liability and would involve future claims that may be made against the Company that have not yet occurred, therefore, it is not possible to estimate the Company’s potential liability under these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.
Note 10 Subsequent Event
In January and February 2008 the Company started up two new subsidiaries to serve as the statutory underwriter and provide certain fund administration services to small to mid size mutual funds.

ITEM 9:	Changes In and Disagreements With Accountants or Accounting and Financial Disclosures - None
ITEM 9A: Controls and Procedures
Management, including the Chief Executive Officer and the Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this annual report (the “Evaluation Date”). Based on such evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and to ensure that the information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There have not been any changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Management’s report on the Company’s internal control over financial reporting follows.
Management’s Annual Report on Internal Control Over Financial Reporting
Management of Diamond Hill Investment Group, Inc. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

/s/ R. H. Dillon	/s/ James F. Laird
R. H. Dillon	James F. Laird
Chief Executive Officer and President	Chief Financial Officer
March 7, 2008	March 7, 2008

ITEM 9B: Other Information – None
PART III
ITEM 10: Directors, Executive Officers and Corporate Governance
Information regarding this Item 10 is incorporated by reference to the Company’s proxy statement for its 2008 annual meeting of shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act (the “2008 Proxy Statement”), under the Captions: “Proposal 1 – Election of Directors”, “Executive Officers and Compensation Information”, “Corporate Governance”, and “Section 16(a) Beneficial Ownership Reporting Compliance”.
ITEM 11: Executive Compensation
Information regarding this Item 11 is incorporated by reference to the Company’s 2008 Proxy Statement under the Captions: “Executive Officers and Compensation Information” and “Corporate Governance”.

ITEM 12:	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
Information regarding this Item 12 is incorporated by reference to the Company’s 2008 Proxy Statement under the Captions: “Security Ownership of Certain Beneficial Owners and Management” and “Executive Officers and Compensation Information”.
ITEM 13: Certain Relationships and Related Transactions, and Director Independence
Information regarding this Item 13 is incorporated by reference to the Company’s 2008 Proxy Statement under the Caption: “Corporate Governance”.
ITEM 14: Principal Accounting Fees and Services
Information regarding this Item 14 is incorporated by reference to the Company’s 2008 Proxy Statement under the Caption: “Independent Registered Public Accounting Firm”.

PART IV:
ITEM 15: Exhibits, Financial Statement Schedules
(1)	Financial Statements: See “Part II. Item 8, Financial Statements and Supplementary Data”.

(2)	Financial Statement Schedules are omitted because they are not required or the required information is included in the financial statements or notes thereto.

(3)	Exhibits
3.1	Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference from Form 8-K Current Report for the event on May 2, 2002 filed with the SEC on May 7, 2002; File No. 000-24498.)

3.2	Code of Regulations of the Company. (Incorporated by reference from Form 8-K Current Report for the event on May, 2002 filed with the SEC on May 7, 2002; File No. 000-24498.)

10.1	Representative Investment Management Agreement between Diamond Hill Capital Management, Inc. and the Diamond Hill Funds. (Incorporated by reference from Form N1-A filed with the SEC on December 30, 2005; File No. 811-08061.)

10.2	Fifth Amended and Restated Administrative, Fund Accounting, and Transfer Agency Services Agreement between Diamond Hill Capital Management, Inc. and the Diamond Hill Funds. (Incorporated by reference from Form N1-A filed with the SEC on April 30, 2007; File No. 811-08061.)

10.3	1993 Non-Qualified and Incentive Stock Option Plan. (Incorporated by reference from Form DEF 14A filed with the SEC on July 21, 1998; File No. 000-24498.)

10.4	Amendment to Award Agreement under the 1993 non-Qualified and Incentive Stock Option Plan dated November 9, 2006. (Incorporated by reference from Form 10-K Annual Report filed with the SEC on March 16, 2007; File No.
000-24498.)

10.5	Amendment to Warrant Agreement between the Company and Roderick H. Dillon dated November 9, 2006. (Incorporated by reference from Form 10-K Annual Report filed with the SEC on March 16, 2007; File No. 000-24498.)

10.6	2005 Employee and Director Equity Incentive Plan, as amended January 1, 2008.

10.7	2006 Performance-Based Compensation Plan, as amended January 1, 2008.

10.8	Employment Agreement between the Company and Roderick H. Dillon, Jr. dated August 10, 2006, as amended February 28, 2008.

14.1	Code of Business Conduct and Ethics. (Incorporated by reference from Form DEF 14A filed with the SEC on April 9, 2004; File No. 000-24498.)

21.1	Subsidiaries of the Company.

23.1	Consent of Independent Registered Public Accounting Firm, Plante & Moran, PLLC.

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).

32.1	Section 1350 Certifications.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:
DIAMOND HILL INVESTMENT GROUP, INC.

By: /S/ R. H. Dillon
R. H. Dillon, President, Chief Executive Officer and a Director	March 14, 2008
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/S/ R. H. Dillon	President, Chief Executive Officer, and a Director	March 14, 2008

R. H. Dillon

/S/ James F. Laird	Chief Financial Officer, Treasurer, and Secretary	March 14, 2008
James F. Laird

/S/ David P. Lauer	Director	March 14, 2008
David P. Lauer

/S/ James G. Mathias	Director	March 14, 2008
James G. Mathias

/S/ David R. Meuse	Director	March 14, 2008
David R. Meuse

/S/ Diane D. Reynolds	Director	March 14, 2008
Diane D. Reynolds

/S/ Donald B. Shackelford	Director	March 14, 2008
Donald B. Shackelford

INVESTOR
INFORMATION
CORPORATE HEADQUARTERS
Diamond Hill Investment Group, Inc.
325 John H. McConnell Blvd., Suite
200 Columbus, OH 43215 614-255-3341
info@diamond-hill.com
www.diamond-hill.com
STOCK LISTING
Diamond Hill Investment Group, Inc. is listed on the NASDAQ Global Select Market Ticker Symbol: DHIL
SHAREHOLDER INFORMATION
The Transfer Agent for Diamond Hill is Continental Stock Transfer & Trust Company. Shareholders who wish to transfer their stock or change the name in which the shares are registered should contact:
     Continental Stock Transfer & Trust Co.
     17 Battery Place
     New York, NY 10004
     212.509.4000
LEGAL COUNSEL
Vorys, Sater, Seymour and Pease LLP
Columbus, OH
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
Plante & Moran, PLLC
Columbus, OH
FORM 10-K AND OTHER FINANCIAL REPORTS
     The Company’s Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, which includes the complete financial statements of the company, has been included with the proxy materials mailed to each shareholder.
     Additional copies are available without charge by contacting the Company at:
     325 John H. McConnell Blvd., Suite 200
     Columbus, OH 43215
     614.255.3333
     info@diamond-hill.com.

www.diamond-hill.com
Diamond Hill Investment Group, Inc.
325 John H. McConnell Blvd., Suite 200
Columbus, OH 43215
614.255.3333